As filed with the Securities and Exchange Commission on August 9, 2004
                                                  Registration No. 333-118043
==============================================================================

             U. S. Securities and Exchange Commission
                       Washington, DC 20549

                           Form SB-2/A
                      Amendment No. 2

     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                        VIEW SYSTEMS, INC.
          (Name of small business issuer in its charter)

      Nevada                        3812                    59-2928366
(State of incorporation)  (Primary Standard Industrial    (I.R.S. Employer
                           Classification Code Number)    Identification No.)


                         1100 Wilso Drive
                    Baltimore, Maryland 21223
                          (410) 646-3000
   (Address and telephone number of principal executive offices and principal place of business)

                        Gunther Than, CEO
                        View Systems, Inc.
                         1100 Wilso Drive
                    Baltimore, Maryland 21223
                          (410) 646-3000
    (Name, address and telephone number of agent for service)
                         ---------------

                            Copies to:

                       Cindy Shy, Attorney
                         Cindy Shy, P.C.
                2157 S. Lincoln Street, Suite 202
                   Salt Lake City, Utah 84106
                          (801) 323-2392

Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

View Systems, Inc. hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall become effective in accordance with Section 8(a) of the Securities Acts of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                            PROSPECTUS

 ----------------------------------------------------------------------------
|                            SUBJECT TO COMPLETION                           |
| The information in this prospectus is not complete and may be changed. We | | may not sell these securities until the registration statement filed with | | the Securities and Exchange Commission is effective. This prospectus is | | not an offer to sell these securities and it is not soliciting an offer to | | buy these securities in any state where the offer or sale is not permitted.|
 ----------------------------------------------------------------------------



                        View Systems, Inc.
                       a Nevada corporation

                18,621,050 shares of common stock
                           ___________





 -----------------------------
|       Trading Symbol        |
|                             |
|     OTC Bulletin Board      |   We are registering 18,621,050 shares
|           "VYST"            |   of our common stock which will be
|                             |   sold by selling stockholders who are
|   Common stock prices as    |   named in this prospectus.
|     reported by the OTC     |
|     Bulletin Board on       |   We will not receive the proceeds
|       August 5, 2004,       |   from the sale of these common shares.
|     $ 0.11 high bid and     |
|       low ask $ 0.12        |
|                             |
 -----------------------------



This investment involves a high degree of risk, you should review the
               "Risk Factors" beginning on page 4.

                          _____________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.


                        __________________

             Prospectus dated August 23, 2004

                        TABLE OF CONTENTS


Prospectus Summary...........................................................3

Risk Factors.................................................................4

Use of Proceeds..............................................................6

Market for Common Equity.....................................................6

Management's Discussion and Analysis.........................................8

Description of Business.....................................................13

Property....................................................................21

Legal Proceedings...........................................................21

Management..................................................................22

Certain Related Transactions................................................23

Principal Stockholders......................................................24

Description of Common Stock.................................................25

Selling Stockholders........................................................25

Plan of Distribution........................................................27

Other Information...........................................................28

   Interest of Named Experts and Counsel....................................28

   SEC's Position on Indemnification for Securities Act Liability...........28

   Additional Information...................................................28

Changes In and Disagreements With Accountants...............................29

Financial Statements........................................................29

                       PROSPECTUS SUMMARY

                        View Systems, Inc.
                         1100 Wilso Drive
                    Baltimore, Maryland 21223
                    Telephone: (410) 646-3000


View Systems, Inc. designs and manufactures computer software and hardware systems for security and surveillance applications. Our principal products include VideoMaxx Digital Video surveillance products and SecureScan Concealed Weapons Detection products. We recently began manufacturing our newest product, the FirstView Wireless Camera system. We also offer biometric verification systems, magnetic door locks and central monitoring or video command centers which can be combined with our principal products.

We are registering 18,621,050 common shares to be sold by selling stockholders, who are identified in the "Selling Stockholders" section starting on page 25. Our board of directors has determined that we will register these shares as a result of transactions and agreements we have entered into with the selling stockholders. These transactions and agreements are described in more detail in "Selling Stockholders - Transactions Related to the Offering," starting on page 26.

We will not receive any of the proceeds from the sale of the shares which are being registered for the selling stockholders. These shares will be sold from time to time at the total discretion of the selling stockholders. See "Plan of Distribution" starting on page 27 for further details about the possible methods of sale which may be used by the selling stockholders.

   Shares of common stock offered by selling stockholders         18,621,050
   Common stock outstanding after the offering                    70,085,352
   Common stock owned by selling stockholders after the offering  1,100,000

References in this prospectus to "View Systems," "we," "us," and "our" refer to View Systems, Inc. and its subsidiaries.

        SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission ("SEC") encourages companies to disclose forward-looking information so that investors can better understand future prospects and make informed investment decisions. This prospectus contains these types of statements. Words such as "may," "expect," "believe," "anticipate," "estimate," "project," or "continue" or comparable terminology used in connection with any discussion of future operating results or financial performance identify forward-looking statements. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus. All forward-looking statements reflect our present expectation of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors listed in the "Risk Factors" section of this prospectus, as well as any cautionary language in this prospectus, provide examples of these risks and uncertainties.

                           RISK FACTORS

Potential investors should carefully consider the following risk factors before deciding to buy our common stock. Each investor should also consider the other information in this prospectus. Investing in our common stock involves a high degree of risk and you should not invest in our common stock unless you can afford to lose your entire investment.


Risks Related to the Offering and Our Stock Price

      We have not paid cash or stock dividends on our common stock and this may discourage potential investors from purchasing our shares.

Potential investors should not anticipate receiving dividends from our common stock. We intend to retain future earnings to finance our growth and development and do not plan to pay cash or stock dividends. This lack of dividend potential may discourage potential investors from purchasing our common stock.

      The nature of our business makes it difficult to predict our revenues and operating results, which may negatively affect our stock price.

We currently are unable to finance our operations through our generated revenues and we have consistently incurred losses since our formation. Our revenues and operating results have varied significantly from period to period and it is possible that our quarterly operating results from time to time will be below the expectations of public market analysts and investors. In that case, we expect that the price of our common stock would be materially and adversely affected. Although we expect that the development of new sales channels will cause our earnings to become more predictable, our revenues and operating results can be expected to fluctuate somewhat for a variety of reasons beyond our control, including, but not limited to:
..  Changes in the volume or timing of product orders;
..  Competitive pressures resulting in lower selling prices;
..  Purchase order delays by customers subject to prior governmental or regulatory approval for purchases;
..  Our failure to obtain necessary funding to further develop our business plan; and
..  New products and technologies launched by our competitors.


      The future sale of common stock may negatively affect our stock price and pose investment risks.

The market price of our common stock could drop as a result of sales of the common stock in the market after the effective date of this registration statement, or the perception that such sales could occur. We are registering 18,621,050 shares of common stock, or 26.6% of our issued and outstanding common stock. If the selling stockholders attempt to sell their shares into our market at the same time, this could drive down the market price of our common stock. A drop in the market price for our common stock may make it more difficult for us to raise funds through future offerings of our common stock.

      Investors may have difficulty selling our shares due to penny stock rules.

There has not been a large public market for our common stock and it is traded on the OTC Bulletin Board. We do not know the extent to which investor interest in our stock will lead to the development of an active trading market for our stock, or how liquid that market might be. Investors may be unable to resell their common stock at or above the price they pay for the common stock.

Also, our common stock qualifies as a "penny stock" under the Penny Stock Suitability Reform Act of 1990 because it has a market price less than $5.00 per share. The liquidity of penny stock is affected by specific disclosure procedures that must be followed by all broker-dealers related to a penny stock transaction. The rules require delivery by brokers and dealers of a disclosure schedule before any transaction in a penny stock. The broker and dealers must determine the suitability of the stock for a particular customer and obtain a written agreement from the customer to purchase the stock.


Risks Related to Our Business

      Our independent auditors have expressed concern whether we can continue as a going concern.

We have incurred ongoing operating losses and do not currently have financing commitments in place to meet expected cash requirements for the next twelve months. Our net loss for the six month period ended June 30, 2004 was $645,177 and our net loss for the year ended December 31, 2003 was $2,546,334. Our accumulated deficit was $15,150,194 at the six month period ended June 30, 2004. We are unable to fund our day-to-day operations through revenues alone and management believes we will incur operating losses for the near future while we seek financing commitments during the next twelve months to fund further development of our business plan. While we have expanded our product line and expect to establish new sales channels, we may be unable to increase revenues to the point that we attain and are able to maintain profitability.

      We need additional external capital and may be unable to raise it.

Based on our current growth plan we believe we may require approximately $1 million in additional financing within the next twelve months to develop our product lines and sales channels. Our success will depend upon our ability to access equity capital markets and borrow on terms that are financially advantageous to us. However, we may not be able to obtain additional funds on acceptable terms. If we fail to obtain funds on acceptable terms, then we might be forced to delay or abandon some or all of our business plans or may not have sufficient working capital to develop products, finance acquisitions, or pursue business opportunities. If we borrow funds, then we could be forced to use a large portion of our cash reserves, if any, to repay principal and interest on those loans. If we issue our securities for capital, then the interests of investors and stockholders will be diluted.

      We are currently dependent on the efforts of resellers for our continued growth and must expand our sales channels to increase our revenues and further develop our business plans.

We are in the process of developing and expanding our sales channels, but we expect overall sales to remain down as we develop these sales channels. We are actively recruiting additional resellers and dealers and plan to hire in-house sales personnel for regional and national sales. We must continue to find other methods of distribution to increase our sales. If we are unsuccessful in developing sales channels we may have to abandon our business plan.

      We may not be able to compete successfully in our market because we have a small market share and compete with large national and international companies.

We estimate that we have less than a 1% market share of the surveillance and weapons detection market. We compete with many companies that have greater brand name recognition and significantly greater financial, technical, marketing, and managerial resources. The position of these competitors in the market may prevent us from capturing more market share. We intend to remain competitive by increasing our existing business through marketing efforts, selectively acquiring complementary technologies or businesses and services, increasing our efficiency and reducing costs.

      Our revenues are dependent in part upon our relationships and alliances with government agencies and partners.

While we own exclusive licenses for the SecureScan technology, we are dependent upon the continuation of the ongoing contract between the Department of Energy and National Institute of Justice for continuations and improvements to the concealed weapons detection technology. We are also reliant upon School Technology Management for the continued integration of our SecureScan technology with its Comprehensive Attendance/Security System for use in educational facilities. If either of these entities should discontinue its operations or research and development we may lose our competitive edge in our market.

      We must successfully introduce new or enhanced products and manage the costs associated with producing several product lines to be successful.

Our future success depends on our ability to continue to improve our existing products and to develop new products using the latest technology that can satisfy customer needs. For example, our short term success will depend on the continued acceptance of the VideoMaxx product line and the SecureScan portal product line. We intend to invest a significant amount of our financial resources for the development of the FirstView Wireless Camera product line. We cannot be certain that we will be successful at producing multiple product lines and we may find that the cost of production of multiple product lines inhibits our ability to maintain or improve our gross profit margins. In addition, the failure of our products to gain or maintain market acceptance or our failure to successfully manage our cost of production could adversely affect our financial condition.

      We would be harmed if we were unable to use our manufacturing facility.

We assemble and manufacture our products at our facility located in Baltimore, Maryland. If we were unable to continue manufacturing at this location due to fire, prolonged power shortage or other natural disaster, then we would be unable to supply products to our customers.

                         USE OF PROCEEDS

We are registering the shares for the benefit of the selling stockholders and they will sell the shares from time to time under this prospectus. We will not receive the proceeds from the shares sold by the selling stockholders. We will pay the costs of this offering, with the exception of the costs incurred by the selling stockholders for their legal counsel and the costs they may incur for brokerage commissions on the sale of their shares.

                     MARKET FOR COMMON EQUITY

Market Information

Our shares of common stock are traded on the NASD OTC Bulletin Board under the symbol "VYST." The following table lists the range of the quarterly high and low bid prices of our common stock in the over-the-counter market for each quarter for the two most recent fiscal years and the six month period ended June 30, 2004. The high and low bid prices were reported by the OTC Bulletin Board Historical Data Service. These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-downs or commissions, and may not necessarily represent actual transactions.

      Year      Quarter Ended      High Bid   Low Bid
      -----     -------------      --------   --------
      2002      March 31           $  0.82    $  0.30
                June 30               1.53       0.10
                September 30          0.47       0.15
                December 31           0.295      0.155

      2003      March 31           $  0.205   $  0.08
                June 30               0.145      0.04
                September 30          0.19       0.06
                December 31           0.65       0.17

      2004      March 31           $  0.37    $  0.18
                June 30               0.33       0.115

Our common shares are subject to Section 15(g) and Rule 15g-9 of the Securities and Exchange Act of 1934 (the "Exchange Act"), commonly referred to as the "penny stock" rule. The rule defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. The rule provides that any equity security is considered to be a penny stock unless that security is:
..   registered and traded on a national securities exchange meeting specified criteria set by the SEC;
..   authorized for quotation from the NASDAQ stock market;
..   issued by a registered investment company; or
..   excluded from the definition on the basis of share price or the issuer's net tangible assets.

These rules may restrict the ability of broker-dealers to trade or maintain a market in our common stock and may affect the ability of stockholders to sell their shares. The rules require broker-dealers who sell penny stocks to persons other than established customers and accredited investors to make a special suitability determination about the purchaser before for the purchase of the security. Accredited investors, in general, include individuals with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse, and certain institutional investors. The rules require the broker-dealer to receive the purchaser's written consent to the transaction prior to the purchase and require the broker-dealer to deliver a risk disclosure document relating to the penny stock prior to the first transaction. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the security. Finally, monthly statements must be sent to purchasers disclosing recent price information for the penny stocks.

Holders

As of July 26, 2004 we had 342 stockholders of record, which does not include "street accounts" of securities brokers.

Dividends

We have not paid cash or stock dividends, have no present plan to pay any dividends, and payment of any cash dividends on our common stock is unlikely. Instead, we intend to retain any earnings to finance the operation and expansion of our business

               MANAGEMENT'S DISCUSSION AND ANALYSIS

Executive Overview

View Systems manufactures computer software and hardware systems for security and surveillance applications. Our revenues for the six month period ended June 30, 2004 and the year ended December 31, 2003 were primarily from sales of our VideoMaxx Digital Video surveillance products and SecureScan Concealed Weapons Detection products. (See "Our Business - Products and Services," starting on page 13.) We are currently manufacturing and marketing our newest technology, the FirstView Wireless Camera product, which is a first responder wireless video camera. Management believes that heightened attention to terrorism and other security threats will continue to drive growth in the market for security products.

Our ViewMaxx Digitial Video products have been the primary source of revenues since 1998. In the fourth quarter of 2003 we experienced a revitalization in sales of these products. While sales were down in the first quarter of 2004 for the ViewMaxx Digitial Video products, sales have rebounded during the second quarter of 2004. We have entered into new market segments with this product and are concentrating on local sales and services.

During the 2003 year we completed our single largest manufacturing run of SecureScan Concealed Weapons Detection portals by building 20 portals. We worked diligently to make engineering design changes to the SecureScan product to accommodate the price points required by competitive pressures. We expanded this product line in late 2003 when we combined our SecureScan technology with School Technology Management, Inc.'s student time and attendance program. Second phase testing of the combined technology, conducted in early 2004, produced positive results. These positive results lead the National Institute of Justice to provide $500,000 to fund further development of the SecureScan technology. A portion of this funding will go to the U.S. Department of Energy Idaho National Engineering and Environmental Laboratory (See "Our Business" on page 13), a portion to further refinement of the sensor circuitry and we will receive a portion. In addition, $600,000 has been committed by the Department of Energy for a cooperative research and development agreement related to the SecureScan technology for new and more sensitive magnetometers at a reduced cost. We will receive the new technology and this change will result in reduced manufacturing costs, a wider portal opening size and improved object recognition ability.

We rely on revenues, private financing and sales of common stock to fund our operations. While we have increased our revenues during the second quarter of 2004 compared to the first quarter of 2004, we have incurred losses for the past two fiscal years and have an accumulated deficit of $15,150,194 at June 30, 2004. Our auditors have expressed doubt that we can continue as a going concern based on these factors. Management believes we will incur operating losses for the near future while we continue to expand our product line and develop our sales and marketing channels. Management continues to seek additional funding of up to $1 million to continue our business plan development during the next twelve months. However, we can not assure you that we will be successful at obtaining the necessary funding to continue this development.

For the next twelve months our primary challenge will be to more fully develop our product lines and our sales and distribution network. During the first quarter of 2004 we increased our product lines when we entered into a cooperative research and development agreement with the U.S. Department of Energy's Idaho National Engineering and Environmental Laboratory ("Idaho Engineering Lab") for our FirstView Wireless Camera System. During the second quarter of 2004 we set up a complete manufacturing line in the Baltimore, Maryland facility for building, testing and further development of the FirstView Wireless Camera product. We sold and delivered two FirstView units to organizations in Boston, Massachusetts who were involved with security for the Democratic national convention and we have received additional orders for this product.

Along with development of our product lines, we must establish a sales and distribution channel program for the United States. Our emphasis will be on marketing and sales programs through dealer channels, plus internal direct sales for our products, where applicable. We intend to build a United States domestic network of manufacturing representatives and dealers for the sale and distribution of our products within the 48 states. Our initial focus will be in the Mid-Atlantic and Northeast regions. In recent months we signed three new dealers for our products; however, we cannot assure you that we will be able to develop these sales and distribution channels to a level which will result in increased revenues or continued profitability. Some of the major distributors of safety products who have become our dealers and manufacturer representatives will be adding our products to their GSA schedules.

Another major emphasis for the next twelve months is to continue our SecureScan manufacturing cost reduction objectives. We reduced manufacturing costs of the SecureScan product by 25% in the first quarter of 2004. We intend to select key expensive components of the SecureScan system and replace them with performance equivalent, less expensive parts. The final phase of the manufacturing cost reductions will be cost reduction per unit in the fabrication of the gradiometer sensors. In addition, we anticipate completing circuitry conversions to fully digital signal processing from digital to analog and back to digital, along with replacing over-engineered housings in the SecureScan portals. We also intend to reduce assembly time and testing times to save additional manufacturing costs.

Liquidity and Capital Resources

Our revenues are not sufficient to fund our day-to-day operations. For the next twelve months management believes that revenues and additional financing will provide funds for operations and further development of our business plan. For the long term, management expects that the development of our sales channels will increase revenues; however, management believes we will need to continue to raise additional funds through loans and sales of our common stock for the foreseeable future.

Net cash used by operating activities for the six month period ended June 30, 2004 ("2004 six month period") was $539,078 compared to net cash used by operating activities of $408,723 for the six month period ended June 30, 2003 ("2003 six month period"). Net cash used by operating activities was $1,011,569 at the year ended December 31, 2003 ("2003 year"), compared to net cash used by operating activities of $1,438,325 at the year ended December 31, 2002 ("2002 year").

We did not record any investing activities for the 2004 six month period compared to a $4,500 advance in the 2003 six month period. For the 2003 year, net cash provided by investing activities was $76,869 and was related to advances from management and stockholders. Net cash provided by investing activities for the 2002 year was $38,832 and was primarily the result of the acquisition of $58,849 cash in the acquisition of Milestone Technology, Inc. (See "Description of Business - Historical Developments," on page 13). We did not record any investing activities for the 2004 second quarter.

Financing - Management estimates that we will require additional financing of approximately $500,000 to $1 million to meet our needs for the next twelve months. Our goal is to use this financing to increase ongoing operations to self-sustaining levels and increase profits to the magnitude management feels is achievable. The first phase of our financing plan is to acquire a $250,000 bridge loan that we will use to continue manufacturing the FirstView Wireless Camera product in our Baltimore, Maryland facility. The second phase involves the acquisition of $500,000 in the next six months to increase sales and manufacturing personnel to support a national sales channel, lower manufacturing unit costs of the our products and continue development of an integrated application of the SecureScan technology with School Technology Management Inc.'s student time and attendance system.

Net cash provided by financing activities for the 2004 six month period was $538,685 compared to $404,050 for the 2003 six month period. The 2004 six month period financing activities consisted of advances from stockholders of $491,685 and $47,000 in proceeds received from sales of common stock. The 2003 six month period financing activities consisted of advances from stockholders of $317,500 and $86,550 in proceeds received from sales of stock.

Net cash provided by financing activities for the 2003 year was $951,370; consisting of debt financing of $817,820 and proceeds received from sales of stock of $508,550. In comparison, net cash provided by financing activities for the 2002 year was $1,329,378, primarily from proceeds of $1,292,200 from sales of our common stock and $43,230 in advances from stockholders.

We intend to use any available cash to develop our products and expand our sales, marketing and promotional activities. Management believes that it will be essential to continue to raise additional capital, both internally and externally, to compete in our markets. We cannot assure you that we will be able to obtain financing on favorable terms; and if we are unsuccessful, then we may be required to further reduce expenses and scale back our operations. In addition to accessing the public and private equity markets, we will pursue bank credit lines and equipment leases for certain capital expenditures, if necessary.

Commitments and Contingent Liabilities

Our primary commitment is our operating lease for the manufacturing facility in Baltimore, Maryland. Our rent for this facility is $2,260 per month with an annual escalator of 3%. Our total current liabilities of $784,302 at June 30, 2004 include accounts payable of $480,200, accrued expenses of $131,717, accrued interest of $60,500 and notes payable of $111,885. The notes payable are primarily related to loans from third parties.

Off-balance Sheet Arrangements -  None.


Results of Operations

Comparison of Three and Six Month Periods Ended June 30, 2003 and 2004 - The following discussions are based on the unaudited consolidated financial statements of View Systems and its subsidiaries. These charts and discussions summarize our financial statements for three and six month periods ended June 30, 2003 and 2004 and should be read in conjunction with the financial statements and notes to the financial statements included in this prospectus, starting on page 29.


  2003 and 2004 Interim Period Summary of Operations (Unaudited)
 ---------------------------------------------------------------

                     Six months    Six months     Three months   Three months
                     ended         ended          ended          ended
                     June 30,2003  June 30, 2004  June 30, 2003  June 30, 2004
                     ------------- -------------- -------------- -------------
Revenues, net        $    212,175  $     192,394  $     146,485  $    158,041

Cost of sales              94,990        106,198         67,454        73,872

Gross profit              117,185         86,196         79,031        84,169

Total operating
 expenses                 580,764        703,062        251,247       489,694

Net operating loss       (463,579)      (616,866)      (172,216)     (405,525)

Total other income
 (expense)                 (5,966)       (28,311)        (2,957)      (25,297)

Net income (loss)        (469,545)      (645,177)      (175,173)     (430,822)

Net income (loss)
 per share           $      (0.01) $       (0.01) $       (0.00) $      (0.01)

Revenues for the 2004 six month period decreased 9.3% compared to the 2003 six month period and costs of sales increased 11.8% in the 2004 six month period compared to the 2003 six month period. As a result of the decreases in revenues and increases in cost of sales, our gross profit decreased 26.4% for the 2004 six month period compared to the 2003 six month period

Revenues for the three month period ended June 30, 2004 ("2004 second quarter") increased 7.9% compared to the three month period ended June 30, 2003 ("2003 second quarter") and costs of sales increased 9.5% in the 2004 second quarter compared to the 2003 second quarter. As a result of these increases our gross profit increased 6.5% in the 2004 second quarter compared to the 2003 second quarter.

During the 2004 six month period total operating expense increased 21.0% compared to the 2003 six month period. During the 2004 second quarter total operating expense increased 94.9% compared to the 2003 second quarter. The increases for the 2004 periods were primarily the result of increases in general and administrative expenses related to common shares issued for services in the 2004 six month period and increases in professional fees for technical and business consultants in the same period.

As a result of decreases in our gross profit and increases in our total operating expenses, our net operating loss increased 33.1% for the 2004 six month period compared to the 2003 six month period. Increases in gross profit for the 2004 second quarter were offset by increases in our total operating expenses and resulted in our net operating loss increasing 135.5% for the 2004 second quarter compared to the 2003 second quarter.

Total other expense, which represents interest expense, increased in the 2004 periods primarily due to loans received in those periods.

Our net loss for the 2004 six month period increased 37.4 % in comparison to our net loss for the 2003 six month period and our net loss for the 2004 second quarter increased 145.9% in comparison to our net loss for the 2003 second quarter. Our net loss per share was $0.01 for the 2004 and 2003 six month periods and the 2004 second quarter, but was $0.00 for the 2003 second quarter.


                     Summary of Balance Sheet
                     ------------------------
                                                      (Unaudited)
                                  For year ended      Quarter ended
                                  December 31, 2003   June 30, 2004
                                  ------------------  ---------------
Cash                              $          19,899   $       19,506

Total current assets                        338,228          352,599

Total assets                              2,113,051        2,109,932

Total current liabilities                   950,729          784,302

Accumulated deficit                     (14,505,017)     (15,150,194)

Total stockholders equity         $       1,162,322   $    1,325,630


As of June 30, 2004 we had negative working capital of $431,703. Our total current assets increased slightly from the year ended December 31, 2003, primarily due to increases in accounts receivable. At June 30, 2004 we own property and equipment valued at $27,203 and licenses related to our technology valued at $1,626,854. Our total current liabilities have decreased at June 30, 2004, compared to December 31, 2003, primarily due to conversion of debt of $522,105 into common shares during the 2004 second quarter (See "Selling Stockholders - Transactions Related to the Selling Stockholders," starting on page 26).

Comparison of Years Ended December 31, 2002 and 2003 - The following discussions are based on the audited consolidated financial statements of View Systems and its subsidiaries. These charts and discussions summarize our financial statements for the years ended December 31, 2002 and 2003 and should be read in conjunction with the financial statements and notes to the financial statements included in this prospectus, starting on page 29.



                      Summary of Operations
                      ---------------------

                                     2002 Year        2003 Year
                                   --------------  ---------------

Revenues, net                      $     446,009   $      569,952

Cost of sales                            378,600          257,632

Gross profit                              67,409          312,320

Total operating expenses               2,980,509        1,547,585

Loss from operations                  (2,913,100)      (1,560,265)

Total other income (expense)          (1,010,369)      (1,311,069)

Net income (loss)                     (3,923,469)      (2,546,334)

Net earnings (loss) per share      $       (0.11)  $        (0.05)


Revenues for the 2003 year increased 27.8% compared to the 2002 year, and costs of sales decreased by 32.0% in the 2003 year compared to the 2002 year. Cost of sales were 84.9% of net revenues in the 2002 year compared to 45.2% of net revenues in the 2002 year. The reduction in costs of sales was primarily the result of engineering design changes to lower the costs of production of the SecureScan concealed weapons detection product. As a result of the reduction in cost of sales we recorded an increase of 363.3% in gross profit for the 2003 year compared to the 2002 year.

During the 2003 year total operating expense decreased 48.1% compared to the 2002 year. The decrease reflects a 66.4% decrease in general and administrative expenses and an 11.0% decrease in salaries and benefits related to reductions in personnel and other costs during the 2003 year. Business development expenses decreased 55.1% in the 2003 year compared to the 2002 year. Professional fees decreased 71.3% due to decreased reliance on technical and business consultants in the 2003 year. The reductions in these expenses resulted in a 46.4% decrease in net operating loss for the 2003 year compared to the 2002 year.

Total other expense decreased in the 2003 year compared to the 2002 year primarily as a result of bad debt expense of $948,432 in the 2002 year compared to $71,000 bad debt expense in the 2003 year. Also, we recorded a valuation/impairment loss of $888,658 for the 2003 year compared to a valuation/impairment loss of $37,854 in the 2002 year. The impairment loss for the 2003 year is related to a change in accounting principle from the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," issued in June 2001, which addresses financial accounting and reporting for acquired goodwill and intangible assets. The adoption of SFAS No. 142 required the cessation of goodwill amortization from our acquisitions in the 2002 year, which decreased net loss for the 2002 year by $113,135, and the write off of goodwill in 2003 resulted in a decreased net loss of $787,248.

We recorded a 35.1% decrease in net loss for the 2003 year compared to the 2002 year and decreased our loss per share from $0.11 for the 2002 year to $0.05 for the 2003 year.

                     DESCRIPTION OF BUSINESS

Historical Development

View Systems was incorporated in Florida on January 25, 1989, as Beneficial Investment Group, Inc. and became active in September 1998 when we began development of our digital video product line and changed the company's name to View Systems, Inc. Starting in 1999 we expanded our business operations through a series of acquisitions. In February 1999 we acquired Xyros Systems, Inc., a Maryland corporation, which owned hardware technology with remote video monitoring capability and digital video storage and retrieval software. In May 1999 we acquired Eastern Tech Manufacturing Corp, a Maryland corporation, which is a contract manufacturer of board level electronic hardware and cable assemblies.

In December 2001 we acquired a 6% interest in Milestone Technology, Inc. and shortly thereafter entered into a joint venture agreement with Milestone Technology to develop and enhance its concealed weapons technology. Milestone Technology's primary product was a walk-through detector that used passive magnetic detection technology to accurately pinpoint the location, size and number of concealed weapons. On March 25, 2002 we acquired the remaining 94% interest of Milestone Technology.

On July 25, 2003 View Systems incorporated View Systems, Inc. as a wholly-owned Nevada corporation for the sole purpose of changing the domicile of the company from Florida to Nevada. On July 31, 2003 articles of merger were filed with the state of Nevada to complete the domicile merger.

Our Business

View Systems acquires and/or develops technologies related to surveillance, detection and security for the purpose of commercializing them. Digital video recorder technology was our first developed product. We enhanced this product line by developing interfaces with other various technologies, such as facial recognition, access control cards and control devices such as magnetic locks, alarms and other common security devices.

During the past two years we have expanded our product line to include a concealed weapons detection systems and a hazardous material first response wireless video transmitting system. We acquired exclusive licenses to manufacture, use, sub-license and distribute technology and processes for the concealed weapons detection technology and the first response wireless video transmitting system from Bechtel BWXT Idaho, LLC. Bechtel BWXT Idaho, LLC manages and operates the U.S. Department of Energy's Idaho National Engineering and Environmental Laboratory ("Idaho Engineering Lab"). The development of the concealed weapons detection technology was funded by the National Institute of Justice and development was performed by the Idaho Engineering Lab. The hazardous materials first response video transmitting system was developed at the Idaho Engineering Lab through cooperative research and development agreements at the request of various military organizations.

     Products and Services

ViewMaxx Digital Video System - ViewMaxx is a fully programmable, high-resolution, digital video recording and real-time monitoring system.
This system can be scaled to meet a specific customer's needs by using anywhere from one camera up to 32 surveillance cameras per each ViewMaxx unit. The system uses a video capture card recording which translates closed-circuit television analog video data (a format normally used by broadcasters for national television programs) to a computer readable digital format to be stored on direct access digital disk devices rather than the conventional television format of video tape.

VideoMaxx offers programmable recording features that can eliminate the unnecessary storage of non-critical image data. This ability allows the user to utilize the digital disk storage more efficiently. The ViewMaxx system can be programmed to satisfy each customer's special requirements, be it coverage which is continuous, or only when events are detected. For example, it can be programmed to begin recording when motion is detected in a surveillance area, or a smaller field of interest within the surveillance area, and can be programmed to notify the user with an alarm or message.

Viewing of the stored digital images can be performed locally on the computer's video display unit or remotely through the customer's existing telecom systems or data network. It also uses a multi-mode search tool to quickly play back files with simple point and click operations. The search mode parameters can be set according to a specific monitoring need, such as: certain times of day, selected areas of interest in the field of view or
breaches of limit areas.   These features and abilities avoid the need to
review an entire, or many, VCR tapes for a critical event.

Our ViewMaxx products include the following features:
..    Use any and all forms of telecommunications, such as standard telephone lines;
..    Video can be monitored 24 hours a day by a security monitoring center;
..    Local and remote recording, storage and playback for up to 28 days, with optional additional storage capability;
..    The system may be set to automatically review an area in a desired camera sequence;
..    Stores the video image according to time or a criteria specified by the customer and retrieves the visual data selectively in a manner that the customer considers valuable or desirable;
..    The system may trigger programmed responses to events detected in a surveillance area, such as break-ins or other unauthorized breaches of the secured area.
..    Cameras can be concealed in ordinary home devices such as smoke detectors;
..    The system monitors itself to insure system functionality with alert messages in the event of covert or natural interruption; and
..    Modular expansion system configuration allows the user to purchase add-on components at a later date.

SecureScan Concealed Weapons Detection System - This product is a walk-through concealed weapons detector which uses sensing technology and artificial intelligence algorithms to accurately pinpoint the location, size and number of concealed weapons. The control unit for this walk-through portal is a personal computer based unit which receives magnetic and video information and combines it in a manner that allows the suspected location of the weapon to be stored electronically and referenced. SecureScan products are distributed in two basic configurations; stand-alone units and integrated door systems. In the third quarter of 2003 we brought the manufacturing in house and made various modifications to prepare it for mass market distribution. In March 2004 we modified the design of the SecureScan portal to allow portability.

Concealed weapons detection systems are used in a wide range of situations in order to provide added security against violent crimes. In addition to the well-known use of concealed weapons detection systems in public airports, such weapons detection systems are increasingly being used in court houses, schools and other public/governmental facilities that may be subject to threats or attacks by various members of the public.

One commonly used concealed weapons detection system is the electromagnetic induction system. Essentially an electromagnetic induction system operates by periodically broadcasting an electromagnetic pulse or series of pulses, usually in the kilohertz range. The transmitted electromagnetic pulse induces an electrical current, or currents, in electrically conductive objects contained within the sensing area. The induced electrical current or currents create their own electromagnetic signals which are then detected by a suitable detector associated with this type of weapons detection system.

While electromagnetic induction systems of the type described above have been used for decades as concealed weapons detection systems, they are not without their problems. For example, such electromagnetic induction systems are generally sensitive to the overall size, i.e., surface area of the object, not its mass. Consequently, small, compact, but massive objects, such as a small pistol, may not produce a "signature" that is significantly larger than the signature produced by a light weight object of the same size, such as keys or pocket change. Another problem associated with electromagnetic induction systems is related to the fact that electromagnetic systems are sensitive to electrically conductive objects, regardless of whether they are magnetic or non-magnetic. That is, electromagnetic systems tend to detect non-magnetic objects, such as pocket change, just as easily as magnetic objects, such as weapons. Consequently, electromagnetic systems tend to be prone to false alarms. In many circumstances, such false alarms need to be resolved by scanning the suspect with a hand-held detector in order to confirm or deny the presence of a dangerous weapon.

Our SecureScan system differs from electromagnetic induction systems because the SecureScan system uses passive magnetic technology. When an object of a specific ferro-magnetic mass passes by the magnetic sensors the surrounding magnetic field is altered. The software calculates the difference between the magnetic field strength with the object in the magnetic field inside the sensors' range and the normal magnetic field strength. Then the system displays the results in graph format on a video display unit. Since the SecureScan technology does not use transmitters to produce electromagnetic induction, stray energy that can cause false alarms does not exist.

The SecureScan portal uses an array of advanced magnetic sensors, each with internal digital signal processors. The sensors communicate with the control
unit's software which spatially places identified magnetic anomalies   and
visually places the location of the potential threat object with a red dot that is superimposed over a real time snapshot image of the person walking through the portal. Along with the snapshot, a graph displays the sensor data which automatically scales the signal strength of the individual sensors and cross-references them to the video image. All of this information is brought together on a video screen that displays the image of the person, the location of the weapon(s) and the size of the weapon(s), depending on the intensity of the magnetic signature.

The SecureScan technology discriminates weapons from non-weapons by assuming that possible threat objects will have ferromagnetic composition. The SecureScan system promotes smooth traffic flow because it only detects the types of ferrous metals commonly found in guns and knives, rather than personal possessions such as coins, keys or belt buckles. This capability reduces false alarms and eliminates the need to use hand wands or resort to a personal search. In addition, the sensor settings can be adjusted to allow the detection of high composite pistols, titanium and stainless steel guns, and box cutters. Body cavity object identification is also available, as well as locating objects that have been covered or masked with aluminum foil or other materials. The SecureScan system operates faster than ordinary metal detectors and can scan as high as 1,500 persons per hour.

The SecureScan weapons detection system can be controlled via a central monitoring station using a Windows operating system and Pentium hardware. This can include additional closed-circuit television, two-way voice communication, door interlock, card-key and other biometric identification or access control components. The functionality of the SecureScan portal is increased by access control, database recording, video capture and archiving of images.

The SecureScan concealed weapons detection technology was patented by the Department of Energy and approved by the Federal Aviation Administration. View Systems owns the exclusive worldwide rights to the SecureScan technology and ongoing improvements currently being funded by the National Institute of Justice.

Combined Technology - In early October 2003 we announced an alliance with School Technology Management, Inc. to integrate and market its products with ours. School Technology Management developed the Comprehensive Attendance, Administration and Security System ("Comprehensive Attendance/Security System"), which is designed to use a magnetic card swipe system to monitor identification of students entering a school and to verify each student's attendance. School Technology Management combined our SecureScan portal with its card swipe system. With the combined technology a student enters the portal and is scanned for any threat objects and his or her identity is concurrently confirmed to school security officers. During the spring semester of 2004, a subcontractor of the National Institute of Justice conducted a study of the effectiveness of the SecureScan portal in a school environment and the results were positive.

FirstView Wireless Camera System - In December 2003 we obtained exclusive licensing and marketing rights from the U.S. Department of Energy's Idaho Engineering Lab for hazmat cam technology. The hazmat cam is a first-responder camera that emergency response teams, such as the National Guard, fire departments and other military personnel, carry into ground zero. Images are transmitted to a command post where the incident commanding officer and other experts can see in real-time what the entry team sees while making a first entry. We market this product as "FirstView" and began manufacture of this product during the second quarter of 2004.

FirstView is a lightweight, wireless camera system housed in a tough, waterproof flashlight body. The camera system sends back real-time images to a computer or video monitor at the command post located outside the exclusion zone or containment area. FirstView is able to transmit high quality video in the most difficult environments. It uses a patented triple-diversity antenna system that minimizes signal distortion in urban environments. Traditional wireless videos use one antenna and a single receiver. The problem with this configuration is that signals multi-path, which means they bounce off other structures, like buildings, file cabinets, etc., on the way to the receiver. This multi-pathing causes interference and seriously degrades the video images. The FirstView receiver seeks the strongest signal from each of the three antennas and locks in that signal, resulting in a more reliable and clearer image.

The image received from the FirstView camera can be displayed on an existing video monitor or on the FirstView color LCD monitor, and can be easily recorded using a common camcorder or VCR with video input. The camera can be completely submerged for fast and easy decontamination.

FirstView also uses Extension Link which is a separate transmitter and receiving system that increases the operating range of the FirstView by seven to nine miles, depending on environmental factors. The Extension Link has field-selectable channels to avoid interference at longer distances.

The complete FirstView system is stored in four cases that weigh 146 pounds, and can be fully deployed by one person in a stand alone configuration in less than 10 minutes. The system is battery operated and can operate for five continuous hours using one set of spare camera batteries.

We have entered into a cooperative research and development agreement with the Idaho Engineering Lab. This agreement allows us to use the research and development resources of the Idaho Engineering Lab to further develop the technology as driven by customer need. The cooperative research and development agreement provides a means for View Systems to efficiently continue to offer state of the art technology, yet concentrate on its marketing and manufacturing operations.

Additional Products - We also offer other products that can be integrated with SecureScan or ViewMaxx. Biometric Verification is a system for recognizing faces and comparing them to known individuals, such as employees or individuals wanted by law enforcement agencies. This product can be interfaced with SecureScan and/or ViewMaxx to limit individual access to an area. SecureScan and/or ViewMaxx can be coupled with magnetic door locks to restrict access to a particular area. We also offer a central monitoring or video command center for SecureScan or ViewMaxx products.

In addition, we offer support services for our products which include:
..    Calibration services using the Federal Aviation Administration approved method,
..    On site consulting/planning with customer architect and engineers,
..    Installation and technical support,
..    Training and "Train the Trainer" programs, and
..    Extended service agreements.



     Market

Our family of products offers government and law enforcement agencies, commercial security professionals, private businesses and residential consumers an enhanced surveillance and detection capacity. Management has chosen to avoid the air passenger traffic and civilian airport market for metal detection because it believes that a larger market exists in schools, courthouses and municipal buildings, and law enforcement agencies.

Video transmission is just beginning to transform from what was "closed-circuit" to a mix of methods that may expand into hard-wired, telephone line, television cable and wireless link systems. Management believes that this will expand user demand, create new product opportunities and channels of distribution for our products and expand the way in which other communication services are used.

Commercial - Commercial business users represent the greatest potential users of our surveillance and weapons detection products. Commercial businesses have already realized the need for surveillance and using access control devices for protection of employees, customers, and assets. Our products can curtail crime and prevent loss caused by employees and others. The market for surveillance technology includes many types of commercial buildings; including, hospitals, schools, museums, retail, manufacturing and warehousing facilities.

Our SecureScan products and technology can be used where there is a temporary requirement for real-time weapons detection devices in areas where a permanent installation is cost prohibitive or impractical. For example, our SecureScan portal could be set up for special events, concerts, and conventions. Our systems may reduce the need for a large guard force and can provide improved pedestrian traffic flow into an event because individuals can be scanned quickly and false alarms are reduced.

Educational - Schools have been very receptive and enthusiastic about the SecureScan portal and its integration with School Technology Management's Comprehensive Attendance/Security System. The combined technology has been tested in schools in New York and Philadelphia and we have received very positive responses from those tests. Management estimates that there are over 120,000 schools in the United States that may have problems with violence, truancy and other safety considerations, which may be addressed by the combined technology.

Law Enforcement - The gathering of video and data images and weapons detection is commonplace in law enforcement. Because our technology can be used for stakeouts and remote monitoring of areas, we believe there is a market potential with law enforcement agencies. A primary market for our SecureScan portal is federal and state government courthouses, and county and municipal buildings. We have installed our SecureScan weapons detection products in a variety of court house situations. The FirstView product's market includes state National Guard units and first response agencies, such as; firemen, police swat and homeland security response teams.

Residential - The residential home security user may purchase our products from either commercial companies installing self-contained or centrally monitored systems, or directly from retail distribution centers. However, at this time we do not have retail agreements in place. Using our technology, individuals may run their own perimeter and interior surveillance systems from their own home computer. Real-time action at home can be monitored remotely through a modem and the Internet. There is also the capability to make real-time monitors wireless. An additional advantage of our technology is that it allows for the storage of information on the home computer and does not require a VCR. This capability may reduce the expense and time of the home installation and may make installation affordable for a majority of homeowners.

      Manufacturing

We manufacture several of the hardware components in our systems and assemble our systems by combining other commercially available hardware and software together with our proprietary software. We hold licenses for software components that are integrated into our proprietary software and installed in our systems. We believe that we can continue to obtain components for our systems at reasonable prices from a variety of sources. Although we have developed certain proprietary hardware components for use in our products and purchased some components from single source suppliers, we believe similar components can be obtained from alternative suppliers without significant delay.

In early October 2003, we began production of our SecureScan portals and at the end of the 2003 year we completed the in-house manufacturing of 15 SecureScan portals. The SecureScan portal consists of two components; the work station contains the software and display imagery, and the archway holds the sensors which detect threat objects. Both components are assembled and manufactured internally at our facilities in Baltimore, Maryland. Once complete, the portal is tested and shipped to its final destination.

In June of 2003, through a collaborative effort with the Idaho Engineering Lab we successfully transferred production of the FirstView Wireless Camera System to our Baltimore, Maryland facility. We created comprehensive manufacturing ability with a bill of materials and vendor supply source list for ongoing engineering support and production. We established the necessary manufacturing process to sustain output levels of 8 to 10 systems per month.

      Sales and Distribution

We have ongoing reseller arrangements with small- and medium-sized domestic and international resellers. Our reseller agreements grant a non-exclusive right to the reseller to purchase our products at a discount from the list price and then sell them to others. These agreements are generally for a term of one year and automatically renew for successive one-year terms unless terminated by notice or in the event of breach.

We are in the process of building a United States domestic network of manufacturing representatives and dealers for the sale and distribution of our products. We are seeking security consultants, specifiers and distributors of security and surveillance equipment that sell directly to schools, courthouses, government and commercial buildings. We plan to initially hire four in-house regional sales persons, then we expect to develop a national sales channel model and a distributor development program.

During 2003 we experienced increased sales of our SecureScan and ViewMaxx
products.   We installed SecureScan portals and ViewMaxx systems in court houses in both Colorado and West Virginia and the Canadian Federation Building. In addition, we currently have proposals to East coast court houses and other government facilities in Maryland, New York and West Virginia. However, we cannot assure that we will realize any final sales from these proposals.

During the last two quarters of 2003 our ViewMaxx product sales were revitalized when we were able to expand our ViewMaxx digital video surveillance client base with sales to places like Ronald McDonald house, the University of Maryland Medical Center, and restaurants and car dealers.
During the last week of June, our engineers were on site in the Northeast to verify the first two FirstView wireless camera systems delivered to a customer were fully operational and to provide training to their personnel. Also, our products have received publicity through newspapers, television and trade publications which have resulted in inquiries about our products. As a result, we have demonstrated our products to large agencies and system integrators. However, we are unable to guarantee that any of these inquiries will result in additional sales of our products.

We believe our relationship with School Technology Management will expand the market for our products. School Technology Management has proposals out to the two school systems that may result in orders for over 300 SecureScan portals. We anticipate knowing the resolution of these proposals after the school boards have reviewed and approved their capital budgets. These budget approval processes generally take several months through the summer. We cannot guarantee that additional sales will occur, but if one of the proposals is accepted, then we will need to increase our manufacturing capability before September 2004 to provide 60 or more portals per month for delivery and installation.

We also have experienced international interest from security related resellers and system integrators. However, sales and shipments to overseas are regulated by federal guidelines for export and we are unable to guarantee that any of these inquiries will result in additional sales of our products.

      Backlog

As of June 1, 2004 we had a backlog of three SecureScan portals, five FirstView camera systems and eight VideoMaxx systems. We measure backlog as orders for which a purchase order or contract has been signed or a verbal commitment for order or delivery has been made, but which has not yet been shipped and for which revenues have not been recognized. We typically ship our SecureScan portals and VideoMaxx products months after receiving an order. However, the SecureScan portal shipments may require more lead-time and other shipments may be delayed for a variety of reasons beyond our control, including:
..      additional time necessary to conduct portal inspections prior to shipping,
..      design or specification changes by the customer,
..      the customer's need to prepare the site,
..      additional fine tuning of the portal once it is installed, and
..      delays caused by other contractors on the project.


       Competition

We believe the introduction of digital technology to video surveillance and security systems is our market opportunity. We believe that many of the established closed-circuit television companies have approached the design of their digital closed-circuit television products from the standpoint of integrating their digital products to existing security and surveillance product offerings. These systems are closed, not easily integrated with other equipment and not capable of upgrades as technology improves. We have designed our systems such that they are open, compatible with other digital and analog systems, and adaptable to technological advances that will inevitably occur with digital technology. In addition, we have evaluated price point competition and to ease the financial burden for schools and other customers with budget constraints, we accept a down payment with remaining payments due monthly for an agreed upon term.

The markets for our products are extremely competitive. Competitors include a broad range of companies that develop and market products for the identification and video surveillance markets. In the weapons detection market, we compete with Ranger Security Scanners, Inc. and Garrett Electronics, Inc. in the United States, and an Italian company, CEIA SpA, which has the most sophisticated electromagnetic induction product. In the video surveillance market we compete with numerous VCR suppliers and digital recording suppliers, including, Loronix Information Systems, Inc., Sensormatic Corporation and NICE Systems, Ltd. and Integral Systems.

      Trademark, Licenses and Intellectual Property

Certain features of our products and documentation are proprietary and we rely on a combination of patent, contract, copyright, trademark and trade secret laws and other measures to protect our proprietary information. We limit access to, and distribution of, our software, documentation and other proprietary information. As part of our confidentiality procedures, we generally enter into confidentiality and invention assignment agreements with our employees and mutual non-disclosure agreements with our manufacturing representatives, dealers and systems integrators. Notwithstanding such actions, a court considering these provisions may determine not to enforce such provisions or only partially enforce such provisions.

The SecureScan concealed weapons detection technology involves sensing technology and data acquisition/analysis software subsystems that have patents pending or issued to the U. S. Department of Energy. We hold an exclusive license, D.O.E. License No. 03-LA-18, to commercialize, manufacture and market the concealed weapons detection technology. However, since the intellectual property was developed by the federal government under a grant from the National Institute of Justice, the patents belong to the government and we pay royalties of 2% of the net sale price per SecureScan unit sold. We also hold the exclusive license, D.O.E. License No. 03-LA-20, for the FirstView technology and will pay royalties of 4% of the net sale price per each FirstView unit sold.

Governmental ownership of the patents is advantageous because the government has prosecution and stewardship responsibilities for the life of the patents. This is also true for continuations and improvements to the concealed weapons detection technology under the ongoing contract between the Department of Energy and National Institute of Justice.

We have obtained software licensing agreements for
..    compression software components,
..    for facial recognition to possibly integrate into our proprietary software, and
..    integration of commercially available operating systems software into our proprietary software for installation into our products.

Because the software and firmware (software imbedded in hardware) are in a state of continuous development, we have not filed applications to register the copyrights for these items. However, under law, copyright vests upon creation of our software and firmware. Registration is not a prerequisite for the acquisition of copyright rights. We take steps to insure that notices are placed on these items to indicate that they are copyright protected. The copyright protection for our software extends for the 20-year statutory period from the date of first "publication," distribution of copies to the general public, or from the date of creation, whichever occurs first.

We provide software to end-users under non-exclusive "shrink-wrap" licenses, which are automatic licenses executed once the package is opened. This type of license has a perpetual term and is generally nontransferable. Although we do not generally make source code available to end-users, we may, from time to time, enter into source code escrow agreements with certain customers. We have also obtained licenses for certain software from third parties for incorporation into our products.

      Government Regulation

We are not subject to government regulation in the manufacture of our products or the components in our products. However, we are subject to certain restrictions in the sale of our products to "unfriendly" countries and countries designated as adversarial. In addition, our resellers and end users may be subject to numerous regulations that stem from surveillance activities. We also benefit from the recent "made in America" trade laws where non-United States manufactures must secure waivers in order to sell security and surveillance products to United States domestic end-users.

Security and surveillance systems, including cameras, raise privacy issues and our products involve both video and audio, and added features for facial identification. The regulations regarding the recording and storage of this data are uncertain and evolving. For example, under the Federal wiretapping statute, the audio portion of our surveillance systems may not record people's conversations without their consent. Further, there are state and federal laws associated with recording video in non-public places.

      Research and Development

For the six month period ended June 30, 2004 and the year ended December 31, 2003, we did not record research and development expense. However, we recorded research and development expense of $118,396 related to development of our concealed weapons detection technology for the year ended December 31, 2002.

We have cooperative research arrangements with the Department of Energy to receive technical assistance and exclusive rights to further enhancements of the concealed weapons detection technology through contractual relationships between the Department of Energy and the National Institute of Justice.

      Employees

We employ 11 persons, including two persons in part-time positions. We also employ two independent contractors who devote a majority of their work to a variety of our projects. Our employees are not presently covered by any collective bargaining agreement. Our relations with our employees are good, and we have not experienced any work stoppages.


Reports to Security Holders

We are required to comply with the reporting requirements of Section 12(g) of the Exchange Act and must file annual, quarterly and other periodic reports with the SEC, as well as proxy and information statements. The public may read and copy any materials we file with the SEC, including copies of this registration statement at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. We are an electronic filer and copies of our periodic reports and other information filed with the SEC should be available through the Internet by using the SEC's EDGAR database which may be found at http://www.sec.gov. We also have an Internet web site at www.viewsystems.com.


                             PROPERTY

We lease 5,800 square feet of space used for office space, engineering design and manufacturing in Baltimore, Maryland. During the term of the lease, which expires in April 2006, the base rent is approximately $2,300 per month with an annual rent escalator of 3%. Management believes this facility will suit our needs for the foreseeable future.


                        LEGAL PROCEEDINGS

As of the date of this prospectus we are not a party to any material legal proceedings.

                            MANAGEMENT

Directors and Executive Officers

The name, age, position and biographical information of our executive officers and directors are presented below. Our bylaws provide for a board of directors consisting of at least one director. The term of office of each director is until the next annual meeting of stockholders or until the director's earlier death, resignation, or removal. However, if his term expires, he continues to serve until his successor is elected and qualified.

In April 2004 our President and Director, Barry S. Feldman, resigned those positions to pursue other interests. In June 2004, our Secretary and Chairman of the Board, William D. Smith resigned due to family health problems. Our board of directors appointed Michael L. Bagnoli as Secretary, but as of the date of this prospectus we have not filled the President vacancy. We intend to fill that position as soon as practicable.

Executive officers are chosen by our board of directors and serve at its discretion. There are no family relationships between or among any of our directors and executive officers.

Name             Age   Position                                Director Since
---------------- ----- --------------------------------------- --------------
Gunther Than      56   Chief Executive Officer, Treasurer,     September 1998
                       and Director
Dr. Michael
L. Bagnoli        48   Director and Secretary                  May 1999

Dr. Martin
Maassen           61   Director                                May 1999

Gunther Than - Gunther Than was appointed Treasurer in July 2003 and has served as our Chief Executive Officer since September 1998. He served as our President from September 1998 to May 2003 and had served intermittently as Chairman of the Board from September 1998 to September 2003. Mr. Than was the founder, President and CEO of Real View Systems, Inc. and View Technologies, Inc., software developers. Mr. Than continues as President, CEO and director of View Technologies, Inc. Mr. Than is a graduate of the University of Wisconsin, with a dual bachelors degree in engineering physics and applied mathematics.

Dr. Michael L. Bagnoli - Dr. Bagnoli became a Director in May 1999 and was appointed Secretary in June 2004. He holds degrees as a medical doctor and a dental specialist. Since 1988 he has practiced dentistry in the specialty area of oral and masiofacial surgery for a physician group in Lafayette, Indiana. In his practice he introduced arthroscopy surgery along with the full scope of arthroplastic and total joint reconstruction. Dr. Bagnoli was founder, CEO and president of a successful medical products company, Biotek, Inc., which was sold in 1994.

Dr. Martin Maassen -   Dr.  Maassen became a Director in May 1999, he formerly
served as our Chairman of the Board from April 2000 to September 2002. He is board-certified in internal medicine and emergency medicine and has served as a staff physician in the emergency departments of Jackson County, Deaconess, Union and St. Elizabeth hospitals located in Indiana. In addition to practicing medicine, he maintains an expertise in computer technologies and their medical applications.

Executive Compensation

The following table shows the compensation paid to our named executive officers and directors in all capacities during the past three fiscal years.

                    SUMMARY COMPENSATION TABLE

                       Annual Compensation

Name and                                Fiscal
Principal Position            Year      Salary         Other
---------------------------   --------- --------------- -------------
Gunther Than                  2003      $ 100,000 (1)   $ 138,000 (2)
CEO, Treasurer                2002         18,000               0
Director                      2001         96,000         110,400 (3)

Barry S. Feldman              2003      $       0       $  50,000 (4)
Former President              2002              0               0
and Director                  2001              0               0

William D. Smith              2003      $       0       $  24,000 (5)
Former Secretary,             2002              0               0
Chairman of the Board         2001              0               0

   (1)   Represents accrued salary.
   (2)   Represents 1,150,000 common shares issued as compensation.
   (3)   Represents 480,000 common shares issued as compensation.
   (4)   Represents 350,000 common shares issued as compensation.
   (5)   Represents 200,000 common shares issued as compensation.


      Compensation of Directors

We compensate our independent directors, Messrs. Maassen and Bagnoli, with 5,000 shares of our common stock for each month of service. Messrs. Maassen and Bagnoli each accrued 60,000 shares for the year ended December 31, 2003. We do not have any arrangement for cash compensation of our directors for the services they provide in their capacity as directors, including services for committee participation or for special assignments.

      Employment Contracts

Mr. Than entered into an employment agreement with View Systems and agreed to serve as our Chief Executive Officer, effective January 1, 2003. Mr. Than's employment is "at will" and we may terminate him with or without cause.
Either party may terminate his employment with a 30-day written notice or we may terminate him immediately and provide Mr. Than with severance pay in an amount equal to 30 days of salary as of the date of termination. Mr. Than will receive an annual salary of $100,000 and 50,000 shares of common stock for each month of service. Mr. Than has agreed to maintain the confidentiality of our trade secrets and not to compete with the company or to solicit any employee or client of the company during his employment and for a period of one year after any termination of his employment.

                   CERTAIN RELATED TRANSACTIONS

The following information summarizes transactions exceeding $60,000 we have either engaged in during the last two years, or propose to engage in, involving our executive officers, directors, more than 5% stockholders, or immediate family members of these persons.

During the year ended December 31, 2002, we advanced $98,458 to View Technologies, Inc., which is controlled by Gunther Than, our Chief Executive Officer and Director. There are no formal repayment terms associated with this advance. View Systems and View Technologies, Inc. entered into various transactions throughout the 2002 year to provide working capital to one another when necessary. These transactions between View Systems and View Technologies were negotiated between related parties without "arms length" bargaining and, as a result, the terms of these transactions may be different than transactions negotiated between unrelated persons.

                      PRINCIPAL STOCKHOLDERS

The following table lists the beneficial ownership of our management of our common stock. We are unaware of any person or group that beneficially owns 5% or more of our outstanding common stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the shares. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 70,085,352 outstanding shares as of July 26, 2004 and any shares that each of the following persons may acquire within 60 days by the exercise of warrants and/or options.

                            MANAGEMENT

Name and address of            Amount of                  Percent of
beneficial owner               beneficial ownership       class
-----------------------------  -------------------------  ---------------

Dr. Michael L. Bagnoli               470,000 (1)           Less than 1%
40 Redwood Court
Lafayette, Indiana 47905

Dr. Martin Maassen                 2,128,419 (2)              3.1%
1340 Fawn Ridge Drive
West Lafayette, Indiana 47906

Gunther Than                       4,294,140 (3)              6.1%
1100 Wilso Drive
Baltimore, Maryland 21223

Directors and officers              7,492,559                 9.8%
as a group

   (1) Represents 400,000 shares owned by Mr. Bagnoli, 40,000 shares held by his spouse, and 30,000 shares held by Mr. Bagnoli as trustee of a trust.
   (2) Represents 1,378,419 held by Mr. Maassen and 750,000 shares held by his spouse
   (3) Represents 4,124,140 shares owned by Mr. Than and 170,000 shares held by his spouse.

                   DESCRIPTION OF COMMON STOCK

We are registering common stock under this prospectus and have 100,000,000 authorized shares of common stock, par value $0.001, and 10,000,000 shares of preferred stock, par value $0.01, as of the date of this filing. We have 70,085,352 common shares outstanding as of July 26, 2004 and have not issued any preferred stock. Of those shares, 34,515,250 shares are freely transferable without restriction or further registration under the Securities Act of 1933 (the "Securities Act"), and 35,570,102 shares are "restricted securities," as that term is defined in Rule 144 under the Securities Act. Of the restricted securities, 7,492,559, or 9.8%, are held by our "affiliates," as defined in Rule 144. In addition, we have options outstanding to purchase 107,690 common shares at a weighted average exercise price of $1.63 exercisable through 2009.

All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. After preferential rights are satisfied, if any, the holders of common stock are entitled to receive dividends out of funds legally available if, and when, declared by our board of directors and to participate pro rata in any distribution of assets available for distribution upon liquidation of View Systems. Any dividends declared with respect to shares of common stock will be paid pro rata in accordance with the number of shares of common stock held by each stockholder.

Each holder of common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders. A majority of the outstanding common stock is required to establish a quorum for a shareholder vote and a majority vote of the outstanding shares present at a stockholders' meeting is required for actions to be taken by stockholders. Our bylaws provide that shareholder action may be taken by written consent of a majority of the outstanding common stock. Directors are elected by a majority vote at a stockholders' meeting and the holders of the common stock do not have cumulative voting rights. Accordingly, the holders of a majority of the voting power of the shares voting for the election of directors can elect all of the directors if they choose to do so.

                      SELLING STOCKHOLDERS

The following table identifies the selling stockholders under this prospectus and identifies their relationship to View Systems during the past three years. The table also lists the number of shares of common stock owned by each selling stockholder prior to the offering, the estimated number of shares to be offered for the selling stockholder's account and the estimated number of shares and percentage of outstanding shares to be owned by each selling stockholder after the completion of the offering. Since the selling stockholders may sell all, a portion, or none of their shares from time to time, no firm estimate can be made of the aggregate number of shares that will be owned by each selling stockholder upon completion of the offering. Accordingly, the ownership amount and percentage after the offering assumes the sale of all of the registered shares by the selling stockholders.

------------------------------------------------------------------------------
                                                              Estimated
                                                              securities
                             Securities    Number of          owned after
                             owned prior   shares being       offering
Name and relationship        to offering   registered      Shares   Percent
---------------------------- ------------- ------------ ----------- ---------
Broad Investment Partners
Investor                        2,750,000    2,750,000           0       0%
---------------------------- ------------- ------------ ----------- ---------
Compass Equity Partners                                                Less
Investor                        2,846,440    2,746,440     100,000    than 1%
---------------------------- ------------- ------------ ----------- ---------
Daniel W. Jackson
Attorney                          500,000      500,000           0       0%
---------------------------- ------------- ------------ ----------- ---------

---------------------------- ------------- ------------ ----------- ---------
Empire Fund Managers, LLC
Investor                        2,750,000    2,750,000           0       0%
---------------------------- ------------- ------------ ----------- ---------
Barry S. Feldman                                                       Less
Former Director and President     850,000      750,000     100,000    than 1%
---------------------------- ------------- ------------ ----------- ---------
First Equity Holdings Corp.
Investor                        2,235,610    2,235,610           0       0%
---------------------------- ------------- ------------ ----------- ---------
Liberty Partners, LLC
Investor                        2,500,000    2,500,000           0       0%
---------------------------- ------------- ------------ ----------- ---------
Niki Group
Investor                        3,039,000    3,039,000           0       0%
---------------------------- ------------- ------------ ----------- ---------
William D. Smith
Former Secretary, Chairman
of the Board and consultant     1,250,000      250,000   1,000,000     1.4%
---------------------------- ------------- ------------ ----------- ---------

                     Total     18,721,050   17,521,050   1,200,000     1.7%
---------------------------- ------------- ------------ ----------- ---------


Transactions Related to the Selling Stockholders

Starting in September 2003 we conducted a Rule 505 Regulation D offering for an aggregate offering of $1,500,000, at $0.10 per common share. On August 6, 2003, we issued an aggregate of 10,800,000 common shares under this offering valued at $1,080,000 to five accredited investors. The investors included Broad Investment Partners, Compass Equity Partners, Empire Fund Managers, LLC,
First Equity Holdings Corp., and Liberty Partners, LLC.   Our board of
directors has determined that these shares issued in the Regulation D offering shall be registered under this prospectus.

During 2003 Daniel W. Jackson provided legal services valued at approximately $60,000 to View Systems in connection with the Milestone Technology law suit and negotiations. On September 10, 2003 we issued 500,000 common shares valued at approximately $0.12 per share to Mr. Jackson for the services rendered. Our board of directors has determined that Mr. Jackson's shares shall be registered under this prospectus.

William D. Smith served as the Chairman of the Board and Secretary of the company from February 2003 to June 2004. On August 20, 2003 we issued 1,000,000 common shares to Mr. Smith for $100,000. On September 10, 2003 we issued 200,000 common shares, valued at $24,000, to Mr. Smith for consulting services for the period from September 2002 through August 2003. Our board of directors has determined that 250,000 shares held by Mr. Smith shall be registered under this prospectus.

Barry S. Feldman served as our President and director during the 2003 year. On August 20, 2003 we issued 300,000 common shares to Mr. Feldman to covert a note payable to him of $30,000. On September 10, 2003 our board of directors issued 250,000 common shares, valued at $30,000, to Mr. Feldman in consideration for his services for the period from May 2003 through August 2003. On February 24, 2004 we issued 100,000 common shares to Mr. Feldman pursuant to his employment agreement and on June 3, 2004 we issued 100,000 shares to him in consideration for services valued at $19,000. We agreed to grant registration rights to 750,000 common shares owned by Mr. Feldman and, accordingly, our board of directors has determined those shares shall be registered under this prospectus.

On June 21, 2004 we issued an aggregate of 5,221,050 common shares to convert notes payable and accrued interest of $522,105. We issued 1,246,440 shares to Compass Equity Partners, 3,039,000 shares to Niki Group and 935,610 shares to First Equity Holdings Corp. These shares were granted registration rights and our board of directors has determined that these shares shall be registered under this prospectus.

                      PLAN OF DISTRIBUTION

We have agreed to register these shares for the benefit of the selling stockholders, but the registration of these shares does not necessarily mean that any of them will be offered or sold by the selling stockholders. The selling stockholders will have absolute discretion as to when and if the registered shares will be sold, and the manner and timing of sales of the shares. They may sell all or a portion of the shares through public or private transactions, on or off established markets, or in negotiated transactions or otherwise.

We will not use the services of underwriters or dealers in connection with the sale of the shares registered under this prospectus. However, the selling stockholders may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter as of the date of this filing and there is no assurance that any agreement will be entered into. If a selling stockholder enters into an agreement or agreements, the relevant details will be disclosed in a supplement or revision to this prospectus.

The shares may be sold by the selling stockholders either directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the shares may be sold may include:
..   a block trade, which may involve crosses, in which the broker or dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
..   purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;
..   ordinary brokerage transactions and transactions in which the broker solicits purchasers;
..   privately negotiated transactions;
..   through the writing of options on the shares;
..   the selling stockholders may deliver all or a portion of the shares to cover a short sale or sales made after the date of this prospectus, or a call equivalent position or a put equivalent position entered or established after the date of this prospectus; and/or
..   the selling stockholders may also sell all or any portion of the shares in reliance upon Rule 144 or Regulation S.

The sale price to the public may be:
..   the market price prevailing at the time of sale;
..   a price related to the prevailing market price;
..   at negotiated prices; or
..   any other price as the selling stockholders determine from time to time.

The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. These broker-dealers may also receive compensation from the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as a principal. This compensation might be in excess of customary commissions as to a particular broker-dealer. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that selling stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price.

The selling stockholders and any broker-dealers participating in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of the shares by the selling stockholders and any commissions received by any broker-dealers may be deemed to be underwriting commissions or discounts under the Securities Act. Since the selling stockholders may be deemed to be "underwriters" they will be subject to the prospectus delivery requirements of the Securities Act.

We and the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated under it, including, without limitation, Regulation M. Regulation M restricts certain activities of the selling stockholders and may limit the timing of purchases and sales of any of the shares by the selling stockholders or any other person. Also, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days prior to the commencement of a distribution. All of these limitations may affect the marketability of our shares and the ability of any person or entity to engage in market-making activities with respect to our shares.

In the event a block trade or other special offering of these shares is arranged, then we will distribute a prospectus supplement, if required, that will identify the name of any dealers or agents and any commissions and other terms constituting compensation from the selling stockholders and as well as any other required information.

Some states securities laws may require the shares be sold only through registered or licensed brokers or dealers. In addition, in some states, these shares may not be sold unless they have been registered or qualified for sale in that state or an exemption from the registration or qualification requirement of that state is available and is complied with.


                        OTHER INFORMATION

Interest of Named Experts and Counsel

We are not aware of any expert or legal counsel named in this prospectus who will receive a direct or indirect substantial interest in the offering. Our financial statements for the year ended December 31, 2003 were audited by Chisholm, Bierwolf & Nilson, LLC. Our financial statements for the year ended December 31, 2002, were audited by Stegman & Company, Certified Public Accountants. We have included the financial statements in this prospectus in reliance on the reports provided by Chisholm, Bierwolf & Nilson, LLC, dated February 25, 2004, and by Stegman & Company, dated March 26, 2003, given on their authority as experts in accounting and auditing. Our counsel, Cindy Shy, P.C., has provided an opinion regarding the validity of the shares to be registered.

SEC's Position on Indemnification for Securities Act Liability

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us, we have been informed that in the opinion of the SEC this type of indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

Additional Information

This prospectus does not contain all of the information in or attached as an exhibit to the registration statement. Investors should refer to the exhibits to the registration statement for the complete text. The registration statement and its exhibits may be inspected at the office of the SEC without charge. A copy of the registration statement, any post-effective amendment and exhibits may be accessed through the SEC's EDGAR database located at the SEC's web site at http://www.sec.gov. Other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024 of the SEC's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549. Additional updating information with respect to the securities covered by this prospectus may be provided to purchasers in the future by means of amendments to this prospectus.

In addition, the information incorporated by reference is available to you without charge upon your written or oral request. View Systems agrees to respond to your requests for the additional information within one business day of receipt of the request. View Systems will send the copies of the document by first class mail or other equally prompt means. You must address your request to:

                        Investor Relations
                        View Systems, Inc.
                         1100 Wilso Drive
                    Baltimore, Maryland 21223
                          (410) 646-3000


          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

In our current report on Form 8-K, dated February 24, 2004 and as amended, we reported that we engaged Chisholm, Bierwolf & Nilson, LLC, as our independent auditors. Our former auditors, Stegman & Company, Certified Public Accountants, resigned as our independent auditors on March 1, 2004.

                       FINANCIAL STATEMENTS

Index to Financial Statements

Unaudited consolidated financial statements for View Systems for the three and six month periods ended June 30, 2004 and June 30, 2003
   Consolidated Balance Sheets ...........................................F-2
   Consolidated Statements of Operations..................................F-3
   Consolidated Statements of Cash Flows..................................F-4
   Notes to Consolidated Financial Statements.............................F-5

Audited consolidated financial statements for View Systems for the year ended December 31, 2003 and 2002
   Independent Auditor's Report of Chisholm, Bierwolf & Nilson, LLC.......F-3
   Independent Auditor's Report of Stegman & Company.....................F-3A
   Consolidated Balance Sheets............................................F-4
   Consolidated Statements of Operations..................................F-5
   Consolidated Statements of Stockholders' Equity........................F-6
   Consolidated Statements of Cash Flows..................................F-7
   Notes to Financial Statements..........................................F-9

                        View Systems, Inc.

                Consolidated Financial Statements

                          June 30, 2004

               View Systems, Inc. and Subsidiaries
                   Consolidated Balance Sheets


                              ASSETS
                                                      June 30,    December 31,
                                                        2004         2003
                                                   ------------- -------------
                                                    (unaudited)
Current Assets
  Cash                                             $     19,506  $     19,899
  Accounts Receivable(Net of Allowance of $81,000)      239,852       225,088
  Inventory                                              93,241        93,241
                                                   ------------- -------------

    Total Current Assets                                352,599       338,228
                                                   ------------- -------------

Property & Equipment (Net)                               27,203        44,693
                                                   ------------- -------------
Other Assets
  Licenses                                            1,626,854     1,626,854
  Due from Affiliates                                    98,457        98,457
  Deposits                                                4,819         4,819
                                                   ------------- -------------

    Total Other Assets                                1,730,130     1,730,130
                                                   ------------- -------------

    Total Assets                                   $  2,109,932  $  2,113,051
                                                   ============= =============

               LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts Payable                                 $    480,200  $    648,714
  Accrued Expenses                                      131,717       115,515
  Accrued Interest                                       60,500        55,000
  Notes Payable                                         111,885       131,500
                                                   ------------- -------------

    Total Current Liabilities                           784,302       950,729
                                                   ------------- -------------
Stockholders' Equity
  Preferred Stock, Authorized 10,000,000 Shares,
   $.01 Par Value, Issued and Outstanding                     -             -
  Common Stock, Authorized 100,000,000 Shares,
   $.001 Par Value, Issued and Outstanding
   69,403,752 and 62,730,619, respectively               69,404        62,730
  Additional Paid in Capital                         16,406,420    15,604,609
  Retained Earnings (Deficit)                       (15,150,194)  (14,505,017)
                                                   ------------- -------------

    Total Stockholders' Equity                        1,325,630     1,162,322
                                                   ------------- -------------

    Total Liabilities and Stockholders' Equity     $  2,109,932  $  2,113,051
                                                   ============= =============


                      View Systems, Inc. and Subsidiaries
                     Consolidated Statements of Operations
                                  (Unaudited)


                                      For the Three Months Ended    For the Six Months Ended
                                                June 30,                   June 30,
                                      --------------------------- ----------------------------
                                          2004           2003          2004          2003
                                      ------------- ------------- ------------- --------------
Revenues, Net                         $    158,041  $    146,485  $    192,394  $     212,175

Cost of Sales                               73,872        67,454       106,198         94,990
                                      ------------- ------------- ------------- --------------

Gross Profit (Loss)                         84,169        79,031        86,196        117,185
                                      ------------- ------------- ------------- --------------
Operating Expenses
  Research & Development                         -         1,342             -         11,432
  General & Administrative                 325,100       175,821       380,678        285,797
  Professional Fees                         57,955       (36,595)       82,174         40,469
  Salaries & Benefits                      106,639       112,021       240,210        243,066
                                      ------------- ------------- ------------- --------------

    Total Operating Expenses               489,694       251,247       703,062        580,764
                                      ------------- ------------- ------------- --------------

Net Operating Income (Loss)               (405,525)     (172,216)     (616,866)      (463,579)
                                      ------------- ------------- ------------- --------------
Other Income(Expense)
  Interest Expense                         (25,297)       (2,957)      (28,311)        (5,966)
                                      ------------- ------------- ------------- --------------

    Total Other Income(Expense)            (25,297)       (2,957)      (28,311)        (5,966)
                                      ------------- ------------- ------------- --------------

Net Income (Loss)                     $   (430,822) $   (175,173) $   (645,177) $    (469,545)
                                      ============= ============= ============= ==============

Net Income (Loss) Per Share           $      (0.01) $      (0.00) $      (0.01) $       (0.01)
                                      ============= ============= ============= ==============

Weighted Average Shares Outstanding     64,523,490    45,275,619    63,671,982     44,937,195
                                      ============= ============= ============= ==============





                                      F-3


                      View Systems, Inc. and Subsidiaries
                     Consolidated Statements of Cash Flows
                                  (Unaudited)

                                                                     For the Six Months
                                                                         Ended June 30,
                                                                  ---------------------------
                                                                      2004           2003
                                                                  ------------- -------------
Cash Flows from Operating Activities:
  Net Income (Loss)                                               $   (645,177) $   (469,545)
  Adjustments to Reconcile Net Loss to Net Cash
   Provided by Operations:
     Depreciation & Amortization                                        17,490       119,370
     Stock Issued for Services                                         239,380             -
  Change in Operating Assets and Liabilities:
     (Increase) Decrease in:
     Accounts Receivable                                               (14,764)      (67,355)
     Inventories                                                             -        71,386
     Increase (Decrease) in:
     Accounts Payable                                                 (168,514)      (68,079)
     Accrued Expenses                                                   32,507         5,500
                                                                  ------------- -------------

  Net Cash Provided(Used) by Operating Activities                     (539,078)     (408,723)

Cash Flows from Investing Activities:
  Advances (to)/ receipt from related party                                  -         4,500
                                                                  ------------- -------------

  Net Cash Provided (Used) by Investing Activities                           -         4,500
Cash Flows from Financing Activities:
  Funds advanced (to) from stockholders                                491,685       317,500
  Proceeds from stock issuance                                          47,000        86,550
                                                                  ------------- -------------

  Net Cash Provided (Used) by Financing Activities                     538,685       404,050
                                                                  ------------- -------------

Increase (Decrease) in Cash                                               (393)         (173)

Cash and Cash Equivalents at Beginning of Period                        19,899         3,229
                                                                  ------------- -------------

Cash and Cash Equivalents at End of Period                        $     19,506  $      3,056
                                                                  ============= =============
Cash Paid For:
  Interest                                                        $          -  $          -
  Income Taxes                                                    $          -  $          -

Non-Cash Activities:
  Stock Issued for Notes Payable and Accrued Interest             $    522,105  $          -
  Stock Issued for Services                                       $    239,380  $          -


                                      F-4

                        View Systems, Inc.
          Notes to the Consolidated Financial Statements
                          June 30, 2004

GENERAL

View Systems, Inc. (the Company) has elected to omit substantially all footnotes to the financial statements for the six months ended June 30, 2004 since there have been no material changes (other than indicated in other footnotes) to the information previously reported by the Company in their Annual Report filed on the Form 10-KSB for the twelve months ended December 31, 2003.

UNAUDITED INFORMATION

The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the interim period presented. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

COMMON STOCK

During February 2004, the Company issued 200,000 shares of common stock for services valued at $52,000.

During February 2004, the Company issued 44,500 shares of common stock for cash of $10,000.

During March 2004, the Company issued 709,500 shares of common stock for services valued at $151,980.

During March 2004, the Company issued 200,000 shares of common stock for cash of $25,000.

During April 2004, the Company issued 33,333 shares of common stock for cash of $5,000.

During May 2004, the Company issued 27,000 shares of common stock for cash of $4,000.

During May 2004, the Company issued 31,250 shares of common stock for services valued at $5,000.

During June 2004, the Company issued 160,000 shares of common stock for services valued at $30,400.

During June 2004, the Company issued 24,000 shares of common stock for cash of $3,000.

During June 2004, the Company issued 5,221,050 shares of common stock for notes payable and accrued interest of $522,105.

                        VIEW SYSTEMS, INC.

                CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 2003 AND 2002

                          CHISHOLM, BIERWOLF & NILSON
                          Certified Public Accountants
A Limited Liability        533 W. 2600 S., Suite 250     Office (801) 292-8756
     Company                 Bountiful, Utah 84010          Fax (801) 292-8809

______________________________________________________________________________


                   INDEPENDENT AUDITORS' REPORT

To the Audit Committee of the Board of Directors and Stockholders
View Systems, Inc.
Baltimore, Maryland

     We have audited the accompanying consolidated balance sheet of View Systems, Inc., and subsidiaries (the Company) as of December 31, 2003, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of View Systems, Inc. for the year ended December 31, 2002, were audited by other auditors whose report dated March 26, 2003 expressed an unqualified opinion.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the accompanying consolidated balance sheet as of December 31, 2003 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred ongoing operating losses and does not currently have financing commitments in place to meet expected cash requirements through 2004. Additionally, the Company is in default on its debt obligations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.


/s/ Chisholm, Bierwolf & Nilson, LLC

Chisholm, Bierwolf & Nilson, LLC
Bountiful, Utah
February 25, 2004

  ___
 |   |STEGMAN
 |___|& COMPANY
 ________________________________
 CERTIFIED PUBLIC ACCOUNTANTS and
 MANAGEMENT CONSULTANTS SINCE 1915


To the Audit Committee of the Board of
Directors and Stockholders
View Systems, Inc.
Baltimore, Maryland

      We have audited the accompanying consolidated statements of operations, changes in stockholders' equity and cash flows of View Systems, Inc. and Subsidiaries (the "Company") for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows of View Systems, Inc. and Subsidiaries for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

      The financial statements referred to in the first paragraph have been prepared assuming that the Company will continue as a going concern. The Company has incurred ongoing operating losses and does not currently have financing commitments in place to meet expected cash requirements through 2003. Additionally, the Company is in default on its debt obligations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                  /s/ Stegman & Company

Baltimore, Maryland
March 26, 2003


Suite 200, 405 East Joppa Road Baltimore, Maryland 21286 * 410-823-8000
               Fax: 410-296-4815 * www.stegman.com*


                               F-3A

               View Systems, Inc. and Subsidiaries
                   Consolidated Balance Sheets

                              ASSETS
                                                          December 31,
                                                             2003
                                                         -------------
Current Assets
  Cash                                                   $     19,899
  Accounts Receivable(Net of Allowance of $81,000)            225,088
  Inventory                                                    93,241
                                                         -------------

    Total Current Assets                                      338,228
                                                         -------------

Property & Equipment (Net)                                     44,693
                                                         -------------
Other Assets
  Licenses                                                  1,626,854
  Due from  Affiliates                                         98,457
  Deposits                                                      4,819
                                                         -------------

    Total Other Assets                                      1,730,130
                                                         -------------

    Total Assets                                         $  2,113,051
                                                         =============


               LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts Payable                                       $    648,714
  Accrued Expenses                                            115,515
  Accrued Interest                                             55,000
  Notes Payable                                               131,500
                                                         -------------

    Total Current Liabilities                                 950,729
                                                         -------------
Stockholders' Equity

  Preferred Stock, Authorized 10,000,000 Shares,
    $.01 Par Value, issued and outstanding 0                        -
  Common Stock, Authorized 100,000,000 Shares,
    $.001 Par Value, Issued and Outstanding 62,730,619         62,730
  Additional Paid in Capital                               15,604,609
  Retained Earnings (Deficit)                             (14,505,017)
                                                         -------------

    Total Stockholders' Equity                              1,162,322
                                                         -------------

    Total Liabilities and Stockholders' Equity           $  2,113,051
                                                         =============

       The accompanying notes are an integral part of these consolidated financial statements.

               View Systems, Inc. and Subsidiaries
              Consolidated Statements of Operations


                                                      For the Year Ended
                                                          December 31,
                                                  ----------------------------
                                                        2003         2002
                                                  ------------- --------------

Revenues, Net                                     $    569,952  $     446,009

Cost of Sales                                          257,632        378,600
                                                  ------------- --------------

Gross Profit (Loss)                                    312,320         67,409
                                                  ------------- --------------
Operating Expenses
  Business Development                                 155,130        345,686
  General & Administrative                             301,482        896,366
  Professional Fees                                    542,612        757,304
  Salaries & Benefits                                  873,361        981,153
                                                  ------------- --------------

    Total Operating Expenses                         1,872,585      2,980,509
                                                  ------------- --------------

Net Operating Income (Loss)                         (1,560,265)    (2,913,100)
                                                  ------------- --------------
Other Income(Expense)
  Loss on Sale of Assets                               (14,839)             -
  Interest Expense                                     (11,572)       (24,083)
  Bad Debt                                             (71,000)      (948,432)
  Valuation/Impairment Loss                           (888,658)       (37,854)
                                                  ------------- --------------

    Total Other Income(Expense)                       (986,069)    (1,010,369)
                                                  ------------- --------------

Net Income (Loss)                                 $ (2,546,334) $  (3,923,469)
                                                  ============= ==============

Net Income (Loss) Per Share                       $      (0.05) $       (0.11)
                                                  ============= ==============

Weighted Average Shares Outstanding                 51,529,119     34,677,576
                                                  ============= ==============




       The accompanying notes are an integral part of these consolidated financial statements.

               View Systems, Inc. and Subsidiaries
    Consolidated Statements of Stockholders' Equity (Deficit)



                                                   Additional    Retained
                                Common Stock       Paid-in       Earnings
                              Shares     Amount    Capital       (Deficit)
                          ------------- ---------- ------------- -------------

Balance, December 31, 2001  20,193,620  $  20,193  $ 10,119,024  $ (8,035,214)

 Sales of common stock       8,550,000      8,550     1,283,650             -

 Issuance of common stock
  (employee and other
  compensation)             11,820,000     11,820     1,195,239             -

 Issuance of common stock
  in exchange for remaining
  interest in Milestone
  Technology, Inc.           3,300,000      3,300     1,019,700             -

 Issuance of common stock
  in payment of a notes
  payable                      735,000        735       193,265             -

Net loss for the year
 ended December 31, 2002             -          -             -    (3,923,469)
                          ------------- ---------- ------------- -------------

Balance, December 31, 2002  44,598,620     44,598    13,810,878   (11,958,683)

 January - March 2003 -
  shares issued for cash       676,999        677        85,873             -

 January 2003 - shares
  issued for services          445,000        445        51,755             -

 July - September 2003 -
  share issued for cash      3,220,000      3,220       318,780             -

 September 2003 - shares
  issued for payment of
  notes payable                300,000        300        29,700             -

 September 2003 - Stock
  issued for services          500,000        500        59,500             -

 September 2003 share
  issued to employees        1,600,000      1,600       190,400             -

 September 2003 - shares
  issued for payment
  of notes payable          10,800,000     10,800       755,520             -

 October 2003 - shares
  issued for services          190,000        190         9,310             -

 Forgiveness of Debt by
  subsidiary-contribution            -          -       193,293             -

 October-December 2003 -
  shares issued for cash       400,000        400        99,600             -

Net loss for the year
 ended December 31, 2003             -          -             -    (2,546,334)
                          ------------- ---------- ------------- -------------

Balance, December 31, 2003  62,730,619  $  62,730  $ 15,604,609  $(14,505,017)
                          ============= ========== ============= =============





       The accompanying notes are an integral part of these consolidated financial statements.

               View Systems, Inc. and Subsidiaries
              Consolidated Statements of Cash Flows


                                                       For the Year Ended
                                                          December 31,
                                                         2003       2002
                                                   ------------- -------------
Cash Flows from Operating Activities:
  Net Income (Loss)                                $ (2,546,334) $ (3,923,469)
  Adjustments to Reconcile Net Loss to Net Cash
   Provided by Operations:
     Depreciation & Amortization                         45,160       194,620
     Impairment of Assets                               888,658             -
     (Gain) Loss on Disposal of Assets                   14,839             -
     Bad Debts                                           71,000       948,432
     Stock Issued for Services                          313,700     1,207,059
  Change in Operating Assets and Liabilities:
     (Increase) Decrease in:
     Accounts Receivable                               (143,376)      (74,498)
     Inventories                                        (21,916)      105,035
     Prepaid expenses                                      (655)            -
     Other Assets                                        (2,287)            -
     Increase (Decrease) in:
     Accounts Payable                                   211,747        93,496
     Accrued Expenses                                   157,895        11,000
                                                   ------------- -------------

  Net Cash Provided(Used) by Operating Activities    (1,011,569)   (1,438,325)

Cash Flows from Investing Activities:
  Purchase of property  and equipment                         -       (27,111)
  Advances (to)/ receipt from related party              76,869         7,094
  Cash element in Mileston Technology acquisition             -        58,849
                                                   ------------- -------------

  Net Cash Provided (Used) by Investing Activities       76,869        38,832

Cash Flows from Financing Activities:
  Funds advanced (to) from stockholders                       -        43,230
  Proceed from debt financing                           817,820             -
  Proceeds from stock issuance                          508,550     1,292,200
  Principal Payments on Notes Payable                  (375,000)       (6,052)
                                                   ------------- -------------

  Net Cash Provided (Used) by Financing Activities      951,370     1,329,378
                                                   ------------- -------------

Increase (Decrease) in Cash                              16,670       (70,115)

Cash and Cash Equivalents at Beginning of Period          3,229        73,344
                                                   ------------- -------------

Cash and Cash Equivalents at End of Period         $     19,899  $      3,229
                                                   ============= =============


       The accompanying notes are an integral part of these consolidated financial statements.

               View Systems, Inc. and Subsidiaries
        Consolidated Statements of Cash Flows (Continued)



                                                      For the Year Ended
                                                          December 31,
                                                   ---------------------------
                                                       2003          2002
                                                   ------------- -------------
Cash Paid For:
  Interest                                         $        572  $     15,203
  Income Taxes                                     $          -  $          -

Non-Cash Investing and Financing Activities:

Stock Issued in payment for Note Payable           $    796,320  $    194,000

Stock Issued in exchange for net assets
 of Milestone Technology, Inc as follows:
   Accounts Receivable                             $          -  $     28,132
   Inventory                                                  -       359,647
   Fixed Assets                                               -           188
   Patents                                                    -     1,317,467
   Accounts payable                                           -        (6,470)
   Notes payable                                              -      (703,449)
   Accrued interest                                           -       (28,843)






       The accompanying notes are an integral part of these consolidated financial statements.

                        VIEW SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 2003 AND 2002

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations

     View Systems, Inc. (the "Company") designs and develops computer software and hardware used in conjunction with surveillance capabilities. The technology utilizes the compression and decompression of digital inputs. In March 2002, the Company acquired Milestone Technology, Inc., which has developed a concealed weapons detection portal.

     Basis of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Milestone Technology, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates

     Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from the estimates that were used.

     Revenue Recognition

     The Company recognizes revenue when the product has been shipped. The price of the product is fixed or determinable and collectibility is reasonably assured.

     Inventories

     Inventories are stated at the lower of cost or market. Cost is determined by the last-in-first-out method (LIFO). All inventory as of December 31, 2003 consisted of finished goods.

     Property and Equipment

     Property and equipment is recorded at cost and depreciated over their useful lives, using the straight-line and accelerated depreciation methods. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is included in the results of operations. The useful lives of property and equipment for purposes of computing depreciation are as follows:

                     Equipment        5-7 years
                     Software tools     3 years

                        VIEW SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 2003 AND 2002

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Repairs and maintenance charges which do not increase the useful lives of assets are charged to operations as incurred. Depreciation expense for the years ended December 31, 2003 and 2002 amounted to $45,160 and $62,881, respectively.

     Goodwill

     Goodwill represents the excess of the cost of assets acquired in the business combinations accounted for under the purchase method of accounting over the fair value of the net assets acquired at the dates of acquisition. Prior to the adoption of SFAS Nos. 141 and 142, the excess purchase price was being amortized using the straight-line method over ten years. Effective January 1, 2002 goodwill will no longer be amortized but rather tested for impairment under the provision of SFAS No 142. As of December 31, 2003, goodwill was determined to be impaired and was written off.

     Licenses

     In connection with the acquisition on Milestone, the Company received various licenses to products developed by INEEL (Idaho National Engineering and Environmental Laboratory). Milestone transferred the licenses to View Systems, Inc., and in November 2003, two separate licenses were signed in the name of View Systems with Bechtel BWXT Idaho, LLC (BBWI).

     BBWI is the management and operating contractor of the INEEL under its Contract No. DE-AC07-99ID13727 ("M&O Contract") and has the authorization, right and ability to grant the license of the Agreement. The licenses allow View Systems to commercially develop, manufacture, use, sell and distribute processes and products embodying the U.S. Patent No. 6.150.810 "Method for Detecting the Presence of a Ferromagnetic Object Using Maximum and Minimum Magnetic Field Data", and U.S. Patent Application S/N 10/623,372, "Communication Systems, Camera Devices, and Communication Methods".

     The valuation of these licenses consist of the cost of acquiring Milestone, i.e., the difference of the cost paid for the entity vs. the value of the underlying assets and liabilities which was determined to be $1,626,866. Consistent with SFAS No. 142, the license was analyzed to determine if any impairment existed at December 31, 2003. It was determined to not be impaired. Pursuant to SFAS No. 142, the license will not be amortized, rather the valuation of this intangible will be reviewed periodically.

                        VIEW SYSTEMS, INC.
                   NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 2003 AND 2002

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Income Taxes

    Deferred income taxes are recorded under the assets and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences, measured by enacted tax rates, attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the rate change becomes effective. Valuation allowances are recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

     Research and Development

     Research and development costs are expensed as incurred. Equipment and facilities acquired for research and development activities that have alternative future uses are capitalized and charged to expense over the estimated useful lives.

     Advertising

     Advertising costs are charged to operations as incurred. Advertising costs for the years ended December 31, 2003 and 2002 were $21,264 and $52,549.

     Nonmonetary Transactions

     Nonmonetary transactions are accounted for in accordance with Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" which requires the transfer or distribution of a nonmonetary asset or liability to be based generally, on the fair value of the asset or liability that is received or surrendered, whichever is more clearly evident.

     Financial Instruments

     For most financial instruments, including cash, accounts receivable, accounts payable and accruals, management believes that the carrying amount approximates fair value, as the majority of these instruments are short-term in nature.

                        VIEW SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 2003 AND 2002

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Net Loss Per Common Share

     Basic net loss per common share is computed by dividing net loss available to common stockholder by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares and dilutive potential common share equivalents then outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants. The calculation of the net loss per share available to common stockholders for the years ended December 31, 2003 and 2002 does not include potential shares of common stock equivalents, as their impact would be antidilutive.

2. BUSINESS PLAN

     The Company has incurred and continues to incur, losses from operations. For the years ended December 31, 2003 and 2002, the Company incurred net losses of $2,546,334 and $3,923,469, respectively. During 2003 and 2002, the Company implemented a strategy to reduce its cash used in operating activities which included reductions in personnel and facilities expense. Additionally, the Company has increased the efficiency of its processes and focused its development efforts on products with greater sales potential.

     To date, the Company has financed its operations primarily through private financing. It is management's intention to finance 2004 operations through an additional equity financing. There can be no assurance, however, that this financing will be successful and the Company may be required to further reduce expenses and scale back operations.

3.  NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS No. 141"), issued in June 2001, addresses financial accounting and reporting for business combinations which were initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 did not have a material impact on the Company's financial position or the results of operations.

                        VIEW SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 2003 AND 2002

3.  NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No 142, Goodwill and Other Intangible Assets ("SFAS NO. 142"), issued in June 2001, addresses financial accounting and reporting for acquired goodwill and intangible assets. The provisions of SFAS No 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities wich fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued.
Impairment losses for goodwill and indefinite-lived intangible assets that arise due the initial application of this Statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. The adoption of SFAS No. 142, required the cessation of goodwill amortization for 2002 which decreased net loss for 2002 by $113,135, and the write off of goodwill in 2003 resulting in a decreased net loss of $787,248.

     Statement of Financial Accounting Standards No 143, "Accounting for Asset Retirement Obligations ("SFAS No. 143"), issued in August 2001, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated retirement costs. SFAS No. 143, which applies to all entities that have a legal obligation associated with the retirement of a tangible long-lived asset is effective for fiscal years beginning after June 15, 2001. The adoption of SFAS No. 143, did not have a material impact on the Company's financial position or results of operations.

     Statements of Financial Accounting Standards No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets ("SFAS No. 144"), issued in October 2001, addresses financial accounting and reporting for the impairment of disposal of long-lived assets. SFAS No. 144, which applies to all entities, is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144, did not have a material impact on the Company's financial position or results of operations.

     Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, effective for fiscal years beginning May 15, 2002, or later that rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements, and FASB Statements No 44, Accounting for Intangible Assets of Motor Carriers. This Statement Amends FASB Statement No. 4 and FASB Statement No 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This Statement also amends other existing authoritive pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS No. 145 did not have a material impact on the Company's financial position or results of operations.

                        VIEW SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 2003 AND 2002

3.  NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, effective for exit or disposal activities that are initiated after December 31, 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. The adoption of SFAS did not have a material impact on the Company's financial position or results of operations.

     In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which clarifies disclosure and
recognition/measurement requirements related to certain guarantees.   The
disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The application of the requirements of FIN No. 45 did not have a material impact on the Company's financial position or results of operations.

     Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure-an Amendment of FASB Statement No. 123, effective for fiscal years ending after December 15, 2002. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148, did not have a material impact on the Company's financial position or results of operations.

4.  BUSINESS COMBINATION

     The Company purchased 100% of the common stock of Milestone Technology, Inc., effective March 25, 2002. The purchase was accomplished in two transactions. The Company acquired 6% of Milestone in December 2001 in exchange for 500,000 shares of the Company's common stock. In March 2002, the Company acquired the remaining 94% of Milestone for 3,300,000 share of the Company's common stock. Based on the market value of the Company's common stock ($0.55 per share in December and $0.31 per share in March) the total cost of the acquisition was $1,298,000.

     Milestone Technology, Inc., is a developer of concealed weapons detections systems. Its primary product is a walk-through detector that uses advanced magnetic technology to accurately pinpoint the location, size, and numbers of concealed weapons. Prior to its acquisition, Milestone Technology, Inc., was considered to be a development stage enterprise.

                        VIEW SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 2003 AND 2002

5. DUE FROM AFFILIATED ENTITIES

     The Company has advanced non-interest bearing funds of $98,458 as of December 31, 2003 and 2002 to a related corporation, View Technologies, Inc., which is controlled by the Chief Executive Officer of the Company. There are no formal repayment terms associated with this advance. The two companies enter into various transactions throughout the year to provide working capital to one another when necessary.

     The Company has advanced non-interest bearing funds to one or its officers in the amount of $24,869 as of December 31, 2002. The amount was applied to the officers' wages in 2003, and there is no balance due at December 31, 2003.

6. NOTES PAYABLE

     Notes payable as of December 31, 2003 consist of the following:

     Note payable - due to an individual, non-interest bearing
          due on demand.                                        $      1,500

     Note payable - due to an individual, non-interest bearing,
          due on demand.                                              20,000

     Notes payable - due former stockholder of Zyros Technology,
          due on demand, interest at 10% per annum.                  110,000
                                                                -------------

               Total Notes Payable                              $    131,500
                                                                =============

     The notes payable due former stockholders of Xyros Technology, which was acquired by the Company in 1999 was due December 31, 1999 but the Company has negotiated to repay the loan as cash flow permits.

7.  INCOME TAXES

     The components of the net deferred tax asset and liability as of December 31, 2003 are as follows:

     Effect of net operating loss carryforward              $     4,931,700
     Less evaluation allowance                                   (4,931,700)
                                                            ----------------
          Net deferred tax asset (liability)                $             -
                                                            ================

                        VIEW SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 2003 AND 2002

8.  OPERATING LEASE

     The Company leases office and warehouse space in Baltimore, Maryland under a five-year noncancellable operating lease, expiring August 2005. Base rent is $2,260 per month with an annual rent escalator of 3%. Rent expense was $61,047 and $58,513 for the years ended December 31, 2003 and 2002, respectively.

     The following is a schedule by year, of approximate future minimum lease payments required under this lease:

     Year ending December 31:
          2004                              $          29,217
          2005                                         19,964
          2006 and Thereafter                               -
                                            ------------------

     Total minimum future rental payments   $          49,181
                                            ==================
9.  STOCK BASED COMPENSATION

     During the years ended December 31, 2003 and 2002 the Company granted restricted stock, incentive stock options, nonqualified stock options, and warrants to employees, officers, and independent contractors and consultants.

     Restricted Stock Grants

     The Company's Board of Directors and stockholders have approved a restricted share plan under which shares of the Company's common stock will be granted to employees, officers and directors at the discretion of the Board of Directors. During 2003 and 2002, the Company issued the following shares under this Plan and additional shares at the discretion of the Board of
Directors:

                                 2003                         2002
                        -------------------------- --------------------------
                        Number        Expense      Number of     Expense
                        of Shares     Recognized   of Shares     Recognized
                        ------------- ------------ ------------- ------------
Officers and employees     1,690,000  $   196,500     4,950,000  $   495,000
Independent contractors
 and consultants           1,035,000      117,200     6,870,589      687,059
                        ------------- ------------ ------------- ------------
     Total                 2,725,000  $   313,700    11,820,589  $ 1,182,059
                        ============= ============ ============= ============

     Officers' and employees' compensation was based on the fair market value of the common stock issued on the date of grant less a discount of 10% due to the restricted nature of the grant. Independent contractors and consultants expense was based on the estimated value of services rendered.

                        VIEW SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 2003 AND 2002

9.  STOCK BASED COMPENSATION

     Stock Options and Warrants

     The Company adopted the 1999 Stock Option Plan during the year ended December 31, 1999. The Plan reserves 4,500,000 shares of the Company's unissued common stock for options. Options, which may be tax qualified and non-qualified, are exercisable for a period of up to ten years at prices at or above market price as established on the date of the grant.

     A summary of the Company's common stock option activity and related information for the years ended December 31, 2003 and 2002 is as follows:

                                                    2002
                                     ----------------------------------------
                                                   Weighted
                                     Common        Average      Range of
                                     Stock         Exercise     Exercise
                                     Options       Price        Price
                                     ------------- ------------ -------------
     Outstanding at beginning of year     107,690  $      1.63  $ .01 - 2.07
     Granted                                    -            -             -
     Exercised                                  -            -             -
     Expired/Cancelled                          -            -             -
                                     ------------- ------------ -------------
      Outstanding at end of year          107,690  $      1.63  $ .01 - 2.07
                                     ============= ============ =============

                                                     2003
                                     ----------------------------------------
                                                   Weighted
                                     Common        Average      Range of
                                     Stock         Exercise     Exercise
                                     Options       Price        Price
                                     ------------- ------------ -------------
     Outstanding at beginning of year     107,690  $      1.63  $ .01 - 2.07
     Granted                                    -            -             -
     Exercised                                  -            -             -
     Expired/Cancelled                          -            -             -
                                     ------------- ------------ -------------
     Outstanding at end of year           107,690  $      1.63  $ .01 - 2.07
                                     ============= ============ =============

     The Company has issued warrants to purchase the Company's stock as follows:
                                                    2002 & 2003
                                     ----------------------------------------
                                                   Weighted
                                     Common        Average      Range of
                                     Stock         Exercise     Exercise
                                     Warrants      Price        Price
                                     ------------- ------------ -------------
     Outstanding at beginning of year   3,850,000  $      0.49  $  .20 - .70
     Granted                                    -            -             -
     Exercised                         (3,850,000)        0.49  $  .20 - .70
     Expired/Cancelled                          -            -             -
                                     ------------- ------------ -------------
     Outstanding at end of
       year 2002 & 2003                         -  $         -  $          -
                                     ============= ============ =============

                        VIEW SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 2003 AND 2002

9.  STOCK BASED COMPENSATION

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), but applies Accounting Principle Board Opinion No. 25 and related interpretations. There were no stock options granted during the years ended December 31, 2003 and 2002.

10.  PROFESSIONAL FEES

     The Company engages both technical and business consultants, as well as accountants and attorneys, throughout the year for business support and required services. Professional fees consist of the following for the years ended December 31, 2003 and 2002.

                                2003                     2002
                          -----------------      -----------------
     Accounting           $          50,055      $          70,907
     Legal                           87,389                 54,152
     Management                      51,901                514,129
     Programming                     28,267                118,116
                          -----------------      -----------------
     Total                $         217,612      $         757,304
                          =================      =================




11.  LITIGATION

     On May 8, 2003, the Company filed a complaint against two former officers and shareholders of Milestone Technology, Inc., related to the ownership of the Concealed Weapons Detection System. In July 2003, the complaint was settled and the Company agreed to pay $375,000 including attorney fees of $50,000. The liability is recorded in accounts payable at December 31, 2003. The settlement also called for the cancellation of 1,050,000 shares issued to one of the principals of Milestone.

      _________________________

We have not authorized any dealer,
salesman or any other person to give
any information or to make any                          ------------
representations not contained in
this prospectus.  Any information or                     PROSPECTUS
representation not contained in this
prospectus must not be relied upon as                   ------------
having been authorized by View Systems.

      __________________________

          TABLE OF CONTENTS

Prospectus Summary.....................3
Risk Factors...........................4
Use of Proceeds........................6
Market for Common Equity...............6
Management's Discussion and Analysis...8             View Systems, Inc.
Description of Business...............13
Property..............................21
Legal Proceedings.....................21
Management............................22
Certain Related Transactions..........23          18,621,050 Common Shares
Principal Stockholders................24
Description of Common Stock...........25
Selling Stockholders..................25
Plan of Distribution..................27
Other Information.....................28
   Interest of Named Experts
    and Counsel.......................28
   SEC's Position on Indemnification
    for Securities Act Liability......28
   Additional Information.............28
Changes In and Disagreements                       August 23, 2004
 With Accountants.....................29
Financial Statements..................29

                             PART II

        ITEM 24: INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751 our articles of incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. Indemnification for a director is mandatory if the indemnification is determined to be permissible and authorized, and indemnification for an officer, agent or employee is permissive.

We will indemnify these individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because the individual acted or failed to act when serving as our director or officer. Indemnification is authorized if the individual met the standard of conduct, the expenses are reasonable and we have the financial ability and desire to pay the expenses. The standard of conduct required for indemnification is that the individual conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had reasonable cause to believe his conduct was unlawful. This right of indemnification is not exclusive of other rights the individual is entitled to as a matter of law or otherwise.

We will not indemnify an individual a court finds liable to us due to his negligence or willful misconduct toward us, or if he improperly received personal benefit. In absence of a final adjudication of liability, our board of directors may rely on an opinion of legal counsel as to the liability of the individual seeking indemnification.

Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

Our bylaws provide that individuals may receive advances for expenses if the individual provides a written affirmation of his good faith belief that he met the required standard of conduct and he will repay the advance if he is judged not to have met the standard of conduct.

      ITEM 25:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses to be paid for by View Systems in connection with the sale of the shares. We will pay all the costs of this offering, with the exception of the costs incurred by the selling stockholders for their legal counsel and the costs they may incur for brokerage commissions on the sale of their shares. All the amounts shown include estimates of future expenses, except for the registration fee:

Securities and Exchange Commission registration fee...$    306.71
Printing expenses.....................................     200.00
Legal fees and expenses...............................   7,000.00
Accounting fees and expenses..........................  10,000.00
Transfer agent and registrar fees and expenses........   1,000.00
Miscellaneous.........................................     200.00
                              Total...................$ 18,706.71

        ITEM 26:  RECENT SALES OF UNREGISTERED SECURITIES

Recent Sale of Unregistered Securities

The following discussion describes all securities sold without registration by View Systems during the past three years.

On July 9, 2004 we issued an aggregate of 805,600 common shares to investors for cash. We issued 100,000 shares to David Hume, 81,600 shares to Guy Parr, 600,000 shares to Donald Koerner, and 24,000 shares to Duane Anderson. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

On June 21, 2004 we issued an aggregate of 5,221,050 common shares to convert notes payable with accrued interest totaling $522,105. We issued 1,246,440 shares to Compass Equity Partners, 3,039,000 shares to Niki Group and 935,610 shares to First Equity Holdings Corp. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

On June 3, 2004 we issued an aggregate of 160,000 shares in consideration for
services valued at $30,400.   We issued 100,000 shares to Barry S. Feldman and
60,000 shares to Liem Nguyen We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

On May 11, 2004 we issued 31,250 common shares valued at approximately $5,000 to InCap Group, Inc. in consideration for services. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

In February and March of 2004 we issued an aggregate of 902,000 common shares in consideration for services rendered or as compensation pursuant to employment agreements. We issued 100,000 shares valued at approximately $26,000 to Paul Scaccio; 100,000 shares valued at approximately $26,000 to Barry S. Feldman; 102,000 shares valued at approximately $24,480 to David Johansen; and 600,000 shares valued at approximately $120,000 to Gunther Than. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

During the six month period ended June 30, 2004 we issued an aggregate of 334,833 shares to five investors for $47,000. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

On December 1, 2003 we issued 400,000 common shares to Robert T. Williamson for $100,000. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

On October 14, 2003 we issued an aggregate of 290,000 common shares in consideration for services rendered under employment agreements. We issued 100,000 shares valued at approximately $5,000 to Ruediger Klose; 100,000 shares to Lawrence Seiler valued at approximately $5,000; and 90,000 shares valued at approximately $4,500 to Charlotte DeLoof. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

In September 2003 we issued an aggregate of 2,100,000 common shares for services rendered. We issued 1,150,000 common shares valued at approximately $138,000 to Gunther Than in consideration for services rendered to the company. We issued 500,000 shares valued at approximately $60,000 to Daniel
W. Jackson for legal services. We issued 200,000 shares valued at approximately $24,000 to William D. Smith for consulting services rendered to the company. We issued 250,000 shares valued at approximately $30,000 to Barry S. Feldman for services rendered to the company. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

Starting in August 2003 we conducted a Regulation D, Rule 505 offering for an aggregate offering amount of $1,500,000. We issued 12,300,000 common shares for a combination of cash and conversion of debt valued at approximately $1,230,000. We relied on an exemption from the registration requirements of the Securities Act of 1933 for a limited offering provided by Section 3(b) and Regulation D.

In January through March of 2003 we sold an aggregate of 676,999 common shares to six investors for $86,550. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

In December 2002 we issued 3,300,000 common shares to Milestone Technology, Inc. in a stock-for-stock exchange for the remaining 94% interest of Milestone Technology. The exchange was valued at approximately $1,023,000. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

During the year ended December 31, 2002 we issued an aggregate of 7,625,000 common shares as compensation to employees, including, 3,000,000 shares to Gunther Than as compensation for services valued at approximately $300,000. We issued an aggregate of 1,100,000 shares to Russ Benefield, 500,000 to Joel Konicek and 500,000 tp Rick Langley for professional fees valued at approximately $210,000. We issued 2,525,000 shares valued at approximately $252,000 to consultants and other employees for services rendered. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

During the year ended December 31, 2002 we sold 8,550,000 shares to eleven persons for $1,292,200. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

During the three month period ended September 30, 2002 we issued 735,000 common shares to Martin J. Maassen to convert debt of $194,000. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

In September 2001 we granted warrants to purchase 1,750,000 shares to Columbia Financial Group in consideration for investor and public relations consulting services. Warrants to purchase 1,000,000 shares had an exercise price of $0.30 and warrants to purchase 750,000 shares had an exercise price of $0.20. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) of the Securities Act.

In each private transaction we believe each purchaser either had unrestricted access to detailed material information regarding our operations due to personal relationships with us or each purchaser was provided the same kind of information regarding our operations as would be available in a registration statement. We believe each possessed sufficient sophistication to evaluate the information provided and each was able to bear the economic risk of the purchase. Also, we believe each purchaser:
..    was aware that the securities had not been registered under federal securities laws;
..    acquired the securities for his/her/its own account for investment purposes of the federal securities laws;
..    understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition; and,
..    was aware that the certificate representing the securities would bear a legend restricting its transfer.
We believe that, in light of the foregoing, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.

                        ITEM 27: EXHIBITS

Exhibit    Description
3.1 Articles of Incorporation of View Systems, as amended (Incorporated by reference to exhibit 3.1 to Form 10-QSB, filed November 14, 2003)
3.2 By-Laws of View Systems (Incorporated by reference to exhibit 3.2 to Form 10-QSB, filed November 14, 2003)

5.1        Opinion of Cindy Shy, P.C.  (Filed August 9, 2004)
10.1 Employment agreement between View Systems and Gunther Than, dated January 1, 2003 (Incorporated by reference to exhibit 10.3 for Form 10-KSB, filed April 14, 2004)
21.1 Subsidiaries (Incorporated by reference to exhibit 21.1 for Form 10-KSB, filed March 31, 2003)
23.1       Consent of Chisholm, Bierwolf, Nilson, LLC (Filed August 9,
           2004)
23.2       Consent of Stegman & Company (Filed August 9, 2004)
23.3       Consent of Cindy Shy, P.C. (Filed August 9, 2004)


                      ITEM 28:  UNDERTAKINGS

Pursuant to Rule 415 of the Securities Act of 1933, the undersigned registrant hereby undertakes to:

(1) file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement which will include any prospectus required by Section 10(a)(3) of the Securities Act; reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and include any additional or changed material information on the plan of distribution;

(2) for the purpose of determining any liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering; and

(3) to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

                            SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Baltimore, Maryland on August 23, 2004.


                                  VIEW SYSTEMS, INC.



                                   /s/ Gunther Than
                               By:____________________________________________
                                  Gunther Than
                                  Chief Executive Officer and Treasurer


In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                                  /s/ Gunther Than
Date:  8-23-04       By:____________________________________________
                                  Gunther Than
                                  Director, Chief Executive Officer,
                                  Treasurer, Principal Financial
                                  Officer,  and Principal Accounting
                                  Officer


                                   /s/ Michael Bagnoli
Date:  8/23/04       By:___________________________________________
                                  Michael L. Bagnoli
                                  Secretary and Director




                                  /s/ Martin J. Maassen
Date:  8-23-04       By:___________________________________________
                                  Martin J. Maassen
                                  Director